Exhibit 99.1

EMERA INCORPORATED

NOTICE OF ANNUAL MEETING

OF COMMON SHAREHOLDERS

WEDNESDAY, MAY 4, 2011

AND

MANAGEMENT INFORMATION CIRCULAR

WHAT’S INSIDE

Notice of Annual Meeting	3

Management Information Circular	4

Business of the Meeting	6

Director Nominees	6

Statement of Executive Compensation for 2010	21

Performance Graph	32

Summary Compensation Table	33

Termination and Change of Control Benefits	39

Statement of Corporate Governance Practices	44

Board of Directors Charter	53

Chair of the Board of Directors Mandate	56

Management Information Circular

Notice of Annual Meeting

The annual meeting of the common shareholders of Emera Incorporated will be held at the Cunard Centre, 961 Marginal Road, Halifax, Nova Scotia on Wednesday, May 4, 2011 at 2:00 p.m. (Halifax time) for the purposes of:

1.	Electing Directors to serve until the next annual meeting of shareholders;

2.	Appointing Auditors;

3.	Authorizing the Directors to establish the Auditors’ fee; and

4.	Transacting such other business as may properly come before the Meeting.

Common shareholders of record as of the close of business on Friday, March 18, 2011 are entitled to vote at and participate in the business of the Meeting.

By Order of the Board of Directors,

“Stephen D. Aftanas”
Stephen D. Aftanas	Halifax, Nova Scotia, Canada
Corporate Secretary	February 11, 2011

As a shareholder, it is important that you vote. Common shareholders are encouraged to return their proxy as soon as possible. A postage-paid, pre-addressed envelope is provided. As an alternative, shareholders may choose to vote by telephone or the Internet as provided for on the proxy. Proxies must be received prior to the close of business on Tuesday, May 3, 2011.

Should you have any questions or comments, you may contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America or 428-6060 within the Halifax-Dartmouth area.

3	Management Information Circular

Management Information Circular

Information as of March 14, 2011

(unless otherwise noted)

Solicitation of Proxies

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the Board of Directors and management of Emera Incorporated (the “Company” or “Emera”) for use at the annual meeting (the “Meeting”) of common shareholders (the “Shareholders”) of the Company to be held on Wednesday, May 4, 2011 as set forth in the Notice of Annual Meeting (the “Notice”).

Enclosed with this Circular is a proxy. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile, in writing, or in person, by Directors, Officers, or other employees or agents of the Company.

The Company wishes to have as many Shareholders vote as possible and has retained Georgeson Shareholder Communication Canada Inc. as proxy solicitation agent to assist with the solicitation of votes from Shareholders. The proxy solicitation agent will monitor the number of Shareholders voting and will contact Shareholders in order to ensure that a maximum vote is achieved. The cost of this solicitation will be borne by the Company and is expected to be approximately $60,000.

Appointment and Revocation of Proxies

The persons named in the enclosed proxy are John T. McLennan, Chair of the Board; and Christopher G. Huskilson, President and Chief Executive Officer, both of whom are Directors of the Company, and Stephen D. Aftanas who is Corporate Secretary of the Company.

In order for a proxy to be counted, it must be received prior to the close of business on Tuesday, May 3, 2011. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose. In order for your vote to be counted, you may:

vote by proxy via mail, the Internet or telephone;

or

attend the Meeting in person and submit your completed proxy;

or

attend the Meeting in person and vote by ballot.

Completion of a proxy gives discretionary authority to the proxyholder in respect of amendments to matters identified in the Notice and other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company knows of no such amendments or other matters to be presented for action at the Meeting.

If you appoint Mr. McLennan, Mr. Huskilson, or Mr. Aftanas as your proxyholder, they will vote, or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “For” the:

•	election of Directors named in this Circular;

•	appointment of Ernst & Young LLP as Auditors; and

•	authorization of the Directors to establish the Auditors’ fee.

They will vote in accordance with their best judgement if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a Shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the accompanying proxy. The person whom you appoint is your proxyholder and must attend and vote at the Meeting in order for your vote to count.

You may revoke your proxy by giving written notification addressed to Stephen D. Aftanas, Corporate Secretary, 18th Floor, Barrington Tower, Scotia Square, P.O. Box 910, Halifax, Nova Scotia B3J 2W5, not later than the last business day preceding the day of the Meeting or any postponement or adjournment thereof or with the Chair of the Meeting on the day of the Meeting or any postponement or adjournment thereof or in any other manner permitted by law. If a proxy is revoked and not replaced by the close of business on Tuesday, May 3, 2011, the shares represented by such revoked proxy will not be counted and can only be voted in person by you at the Meeting.

4	Management Information Circular

Record Date and Voting of Shares

The date for determining which Shareholders are entitled to receive the Notice is Friday, March 18, 2011. This is called the “Record Date”. Only Shareholders of record at the close of business on the Record Date will be entitled to vote. Each common share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than ten percent of the outstanding common shares of the Company and the only outstanding voting shares were 114,949,746 common shares.

Beneficial (or Non-Registered) Shareholders

If you have shares registered in your own name, you are a registered shareholder. If you do not hold shares in your own name, you are a beneficial or non-registered shareholder.

If your shares are listed in an account statement provided to you by a broker, then it is likely that those shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc. or its nominee, the nominee for many Canadian brokerage firms.

There are two kinds of beneficial owners: (i) Objecting Beneficial Owners - those who object to their name being made known to the issuers of shares which they own and (ii) Non-Objecting Beneficial Owners - those who do not object to their name being made known to the issuers of the shares which they own.

Non-Objecting Beneficial Owners will receive a voting instruction form (“VIF”) from Emera’s registrar and transfer agent, Computershare Trust Company of Canada (“Computershare”). This is to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and Internet voting as described on the VIF.

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote shares if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent Broadridge) will have provided you with a VIF or form of proxy for purposes of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting. If you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your shares at the meeting, the voting instruction form or proxy must be returned to the broker well in advance of the Meeting. If you wish to attend and vote your shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

Shareholder Proxy Materials

These Shareholder proxy materials are being sent to both registered and non-registered owners of the Company’s shares. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holding of shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Restrictions on Share Ownership and Voting

Common shares are the only voting shares at this time. Under Nova Scotia legislation that applies to Emera, no Shareholder may own or control, directly or indirectly, more than 15 percent of the outstanding voting shares. Shareholders who are not residents of Canada may not hold, in total, more than 25 percent of outstanding voting shares.

These restrictions may be enforced by limiting non-complying Shareholders’ voting rights, dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held and/or residency in order to ensure compliance with these restrictions.

If you have any questions about share ownership and voting restrictions, please contact the Corporate Secretary.

5	Management Information Circular

Business of the Meeting

All resolutions placed before the Meeting must be approved by a majority of the votes cast.

1.

Election of the Board of Directors: The 12 nominees proposed for election as Directors at the 2011 Meeting are identified under the section of this Circular entitled “Director Nominees”. For more information about the nomination of Directors, see the section entitled “Nomination of Directors” in the Statement of Corporate Governance Practices later in this Circular.

Except for James D. Eisenhauer, all nominees are currently Directors of the Company and have served as Directors from the dates set out under “Director Nominees” below. Each nominee has indicated his or her willingness to serve as a Director. Each Director elected at the Meeting will hold office until the next Annual Meeting of Shareholders.

Mr. McLennan, Mr. Huskilson and Mr. Aftanas intend to vote “For” the 12 nominees unless instructed otherwise by shareholders in their proxy.

Majority Voting Policy for Directors

In February 2008, the Board of Directors adopted a Majority Voting Policy for Directors. For more information about this Policy, see the section entitled “Majority Voting for Election of Directors” in the Statement of Corporate Governance Practices later in this Circular.

2.

Appointment of Auditors: The Audit Committee pre-approves all services to be supplied by auditors and has reviewed the performance of Ernst & Young, LLP, including its independence, relating to the audit. Mr. McLennan, Mr. Huskilson and Mr. Aftanas intend to vote “For” the re-appointment of Ernst & Young, LLP as auditors of the Company to hold office until the close of the next Annual Meeting of Shareholders, unless a Shareholder specifies their shares be withheld from voting.

Ernst & Young, LLP have been auditors of the Company since 1998 and its predecessor company since 1991.

3.	Auditors’ Fee: The Company is incorporated under the Nova Scotia Companies Act. Shareholder approval of the authorization of Directors to establish the auditors’ fee is required pursuant to the Act. The fees paid to Ernst & Young, LLP for services provided to the Company and certain subsidiaries for 2010 were as follows:

Audit Fees	$643,731
Audit-Related Fees	396,165
Tax Fees	177,107

$1,217,003

Mr. McLennan, Mr. Huskilson and Mr. Aftanas intend to vote “For” the authorization of Directors to establish the auditors’ fee for 2011, unless a Shareholder specifies their shares be voted “Against” such matter.

Director Nominees

The following pages set out the names of the nominees proposed for election as Directors of Emera, together with brief biographical information about them, including age, municipality and country of residence, year first elected or appointed as a Director if applicable, principal occupation, education, skills and experience. The information about each Director nominee includes Committee memberships and meeting attendance. The membership of each Director nominee on other public company boards in the last five years is also described. There is information about the securities of Emera held by each nominee for the past three years, as well as a statement about their status under the Company’s share ownership guidelines for Directors.

The information below identifies the proposed nominees’ share and/or deferred share unit (DSU) ownership as of December 31, 2008, December 31, 2009 and December 31, 2010. The estimated value of their equity and DSUs holdings is based on the following:

•	For the year ended 2010, the closing price of Emera’s common shares on December 31, 2010 of $31.35;

•	For the year ended 2009, the closing price of Emera’s common shares on December 31, 2009 of $25.07;

•	For the year ended 2008, the closing price of Emera’s common shares on December 31, 2008 of $22.20.

All nominees are required to meet share ownership guidelines, and the information below discusses each Director’s status under those guidelines. For further information on the non-employee Directors share ownership guidelines, see “Director Share Ownership Guidelines” in the Statement of Corporate Governance Practices. For further information on the share ownership

6	Management Information Circular

guidelines for Mr. Huskilson, see the heading “Executive Share Ownership Requirements” in the Statement of Executive Compensation later in this Circular.

All nominees, except for Mr. Huskilson, are considered by the Board to be independent. For more information about Director independence, see the section entitled “Director Independence” in the Statement of Corporate Governance Practices later in the Circular.

The shaded boxes in the matrix below indicate the skills and experience on the part of the 12 Director nominees in eight categories important to the Company’s business.

Skills and Experience	Robert S. Briggs	Thomas W. Buchanan	Sylvia D. Chrominska	Gail Cook- Bennett	Allan L. Edgeworth	James D. Eisenhauer	Christopher G. Huskilson	John T. McLennan	Donald A. Pether	Andrea S. Rosen	Richard P. Sergel	M. Jacqueline Sheppard
CEO/Senior Executive (1)
Governance/Other Directorships (2)
Customer/Stakeholder (3)
Energy Sector (4)
M&A/Growth Strategy (5)
Compensation and Human Resources (6)
Financial (7)
Legal and Regulatory (8)

Notes:

(1)	CEO or Senior Officer experience with large organization.
(2)	Director of public company and/or significant governance role.
(3)	Experience in managing stakeholders or represents customer group.
(4)	Senior executive experience in the energy sector.
(5)	Senior executive experience with mergers, acquisitions and/or business growth strategy.
(6)	Understanding and experience with human resources issues and compensation policies.
(7)	Senior financial executive experience.
(8)	Legal or regulatory experience.

7	Management Information Circular

Mr. Briggs has been a Director of the Company since October 2001 and has been a member of the Audit Committee since April 2002.

Mr. Briggs was the President and Chief Executive Officer of Bangor Hydro Electric Company (Bangor Hydro) from January 1991 to October 2001 and was a Director of Bangor Hydro from 1985 to October 2001. From October 2001 to October 2006, Mr. Briggs was a Director of Nova Scotia Power Incorporated.

Mr. Briggs graduated from the University of New Hampshire with a BA and from the University of Maine School of Law with a JD.

Mr. Briggs has extensive experience in the electric utility industry, particularly in the State of Maine. His more than 20 year career in the regulated electric utility business, including with Bangor Hydro Electric Company, provided him with valuable experience in the regulated electric utility sector and senior executive experience.

Skills and Experience • CEO/Senior Executive • Energy Sector • Financial	• Customer/Stakeholder • Compensation and Human Resources • Legal and Regulatory

Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Member	9 of 9	100%	None
- Audit Committee Member	6 of 6	100%

Securities Held:

Robert S. Briggs Age: 67 Carrabassett Valley, Maine, U.S.A. Director Since: 2001 Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010	5250	1013	$196,345	Mr. Briggs owns shares and DSUs valued at 109% of the requirement under the Guidelines, therefore the Share Ownership Guidelines are met.
	2009	5250	Nil	$131,617
	2008	5250	Nil	$116,550

8	Management Information Circular

Mr. Buchanan has been a Director of the Company since May 2009 and has been a member of the Audit Committee and the Nominating and Corporate Governance Committee since May 2009. He has been a member of the Technology and Development Committee since its inception in September, 2010.

Mr. Buchanan is Chairman and Chief Executive Officer of Charger Energy Corp., a private oil and gas company formed in October 2010. Prior thereto he was a Director, President and CEO of Provident Energy Trust, a diversified energy income trust with investments in upstream oil and gas production and natural gas liquids midstream services, from March 2001 to April 2010. Mr. Buchanan is currently a Director of Athabasca Oil Sands Corp., Hawk Exploration Ltd., Pace Oil and Gas Ltd. and Pembina Pipeline Corporation.

Mr. Buchanan is a Fellow of the Chartered Accountants. He graduated from the University of Calgary with a Bachelor of Commerce degree.

Mr. Buchanan’s financial and accounting expertise complement his career as an entrepreneur and senior executive in the oil and gas industry. As Chief Executive Officer and Director of several companies, he has gained valuable capital markets and mergers and acquisitions experience, as well as insight into the energy industry.

Skills and Experience • CEO/Senior Executive • Customer/Stakeholder • M&A/Growth Strategy • Financial	• Governance/Other Directorships • Energy Sector • Compensation and Human Resources • Legal and Regulatory

Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Member - Audit Committee Member - Nominating and Corporate Governance Committee Member - Technology and Development Committee	9 of 9 5 of 6 6 of 6 2 of 2	100% 83% 100% 100%

Pembina Pipeline Corporation (August 2010 to present)

Pace Oil and Gas Ltd. (June 2010 to present)

Athabasca Oil Sands Corp. (November 2006 to present)

Hawk Exploration Ltd. (February 2009 to present)

Churchill Energy Inc. (December 2005 to April 30, 2010)

Provident Energy Trust (2001 to 2010)

Hawk Energy Corp. (January 2003 to May 2006)

Breitburn Energy Partners LP (October 2006 to June 2008)

Securities Held:

Thomas W. Buchanan, F.C.A. Age: 55 Calgary, Alberta Director Since: 2009 Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010	Nil	6708	$210,296	Mr. Buchanan owns DSUs valued at 116% of the requirement under the Guidelines, therefore the Share Ownership Guidelines are met.
	2009	Nil	2055	$51,518
	2008	N/A	N/A

9	Management Information Circular

Ms. Chrominska was appointed a Director on September 24, 2010 and has been a member of the Management Resources and Compensation Committee since November 2010.

Ms. Chrominska is the Group Head of Global Human Resources and Communications for The Bank of Nova Scotia, where she has global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank Group.

Ms. Chrominska graduated from the University of Western Ontario with an Honours Degree in Business Administration. She also serves on the Dean’s Advisory Board at the Richard Ivey School of Business and on the Stratford Festival Board of Governors.

Ms. Chrominska’s 30-year career in the banking sector has provided her with valuable skills and knowledge in financial and credit matters. In particular, the experience she has gained through her senior executive leadership role – with responsibilities encompassing human resources, corporate communications, media and government relations and corporate strategy for a complex, global business organization — is a distinct asset.

Skills and Experience • CEO/Senior Executive • Compensation and Human Resources • Regulatory	• Governance • Customer Stakeholder • Financial

Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Member	4 of 4	100%	Dofasco Inc. (2000 to 2007)
- Management Resources and Compensation Committee	2 of 2	100%

Securities Held:

Sylvia D. Chrominska Age: 59 Toronto, Ontario Director Since: 2010 Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010	1,020	853	$58,719	Ms. Chrominska owns shares and DSUs valued at 32.6% of the requirement under the Guidelines. She has until September 2015 to meet the Share Ownership Guidelines.
	2009	N/A	N/A
	2008	N/A	N/A

Dr. Cook-Bennett has been a Director of the Company since November 2004. Since November 2004 she has been a member of the Nominating and Corporate Governance Committee and has been Committee Chair since May 2006. She was a member of the Audit Committee from May 2005 to May 2007. From November 2004 to October 2006, Dr. Cook-Bennett was a Director of Nova Scotia Power Incorporated.

Dr. Cook-Bennett is Chair of Manulife Financial, an insurance company which provides life insurance, group life and health insurance, long-term care services, pension products, annuities, and mutual funds in international markets. Prior to October 2008 she was Chair of the Canada Pension Plan Investment Board which has responsibility for investing Canada Pension Plan contributions.

Dr. Cook-Bennett holds a BA (Honours) from Carleton University and graduated from the University of Michigan with an M.A. and Ph.D. in Economics. She is a Fellow with the Institute of Corporate Directors.

Dr. Cook-Bennett brings to her role as a director of Emera, previous experience as a director of a regulated utility, Consumers Gas; oversight of risk as well as private equity and infrastructure acquisitions as Chair of the CPP Investment Board, and corporate board experience since 1978.

Skills and Experience • CEO/Senior Executive • Customer/Stakeholder • Financial		• Governance/Other Directorships • M&A/Growth Strategy • Legal and Regulatory
Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Member	8 of 9	88%	Manulife Financial Corporation (1978 to present)
- Nominating and Corporate Governance Committee Chair	6 of 6	100%	Petro Canada (1991 to 2009)
Securities Held:

Gail Cook- Bennett, C.M Age: 70 Toronto, Ontario Director Since: 2004 Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010	1,000	17,836	$590,509	Dr. Cook-Bennett owns shares and DSUs valued at 208% of the requirement under the Guidelines, therefore, Share Ownership Guidelines are met.
	2009	1,000	13,586	$365,671
	2008	1,000	10,243	$249,595

10	Management Information Circular

Mr. Edgeworth has been a Director of the Company since November 2005. He has been a member of the Management Resources and Compensation Committee since February 2006 and has been Committee Chair since May 2010. Mr. Edgeworth has been a member of the Audit Committee since April 2008 and, since September, 2010, has been a member of the Technology and Development Committee. He was a member of the Nominating and Corporate Governance Committee from May 2007 to April 2008. From November 2005 to October 2006, Mr. Edgeworth was a Director of Nova Scotia Power Incorporated.

Mr. Edgeworth is President of ALE Energy Inc. and is the former President and Chief Executive Officer of Alliance Pipeline. He is a Director of AltaGas Ltd. and Pembina Pipeline Corporation, and is a Commission Member and Director of the Alberta Securities Commission.

Mr. Edgeworth holds a Bachelor of Applied Science from the University of British Columbia in Geological Engineering and is a graduate of the Queen’s Executive Program. He has also served on the boards of the Interstate National Gas Association of America, the Canadian Gas Association and is a past Chair of the Canadian Energy Pipeline Association.

Mr. Edgeworth’s years of experience in the gas pipeline business brings an important industry perspective to Emera’s Board. His role as chief executive officer and as a director of energy sector companies has provided him with valuable business acumen.

Skills and Experience • CEO/Senior Executive • Customer/Stakeholder • M&A/Growth Strategy • Financial	• Governance/Other Directorships • Energy Sector • Compensation and Human Resources • Legal and Regulatory

Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Member	9 of 9	100%	AltaGas Ltd. (previously AltaGas Income Trust) (March 2005 to present) Pembina Pipeline Corporation (July 2006 to present)
- Audit Committee Member	6 of 6	100%
- Management, Resources and Compensation Committee Member - Technology and Development Committee	8 of 8 2 of 2	100% 100%
Securities Held:

Allan L. Edgeworth Age: 60 Calgary, Alberta Director Since: 2005 Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010	1,000	18,467	$610,291	Mr. Edgeworth owns shares and DSUs valued at 339% of the requirement under the Guidelines, therefore, Share Ownership Guidelines are met.
	2009	1,000	14,476	$387,983
	2008	1,000	11,922	$286,868

11	Management Information Circular

Mr. Eisenhauer is not presently a Director of the Company. He has been a Director of Emera’s subsidiary, Nova Scotia Power Inc. since 2008. He is President and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution activities. He is a Professional Engineer and a Fellow of the Institute of Chartered Accountants of Nova Scotia. Mr. Eisenhauer has been a member of the Board of Nova Scotia Business Inc. since 2005, and Chair since November, 2010. He is also a member of the Board of Composites Atlantic Limited since 1993 (and its predecessor Cellpack Aerospace since 1987) and is also on the Board of Atlantic Industries Limited and chairs its Audit Committee.

Mr. Eisenhauer holds a Bachelor of Science from Dalhousie University and Bachelor of Engineering (with distinction) from the Technical University of Nova Scotia.

Mr. Eisenhauer’s professional knowledge and experience combined with his executive leadership in a manufacturing and distribution business are an asset. His leadership role in the Nova Scotia business community provides him with valuable stakeholder and governance skills and experience.

Skills and Experience • CEO/Senior Executive • Customer/Stakeholder	• Governance/Other Directorships • Financial

Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
N/A	N/A	N/A	Nova Scotia Power Inc. (September, 2008 to present)
Securities Held:

James D. Eisenhauer, F.C.A. Age: 59 Lunenburg, Nova Scotia Director Since: N/A Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010 2009	N/A N/A	5,175 N/A	$162,236	Mr. Eisenhauer owns DSUs valued at 90% of the requirement under the Guidelines. He will have until May, 2016 to meet the Share Ownership Guidelines.
	2008	N/A	N/A

12	Management Information Circular

Mr. Huskilson has been a Director and the President and Chief Executive Officer of Emera since November 2004. He is Chair of the Technology and Development Committee. He is also Chair of Bangor Hydro Electric Company, a Director of Nova Scotia Power Incorporated and serves as the Chair or as a Director of a number of other Emera affiliated companies. Mr. Huskilson has held a number of positions within Nova Scotia Power Incorporated and its predecessor, Nova Scotia Power Corporation, since June 1980.

Mr. Huskilson holds a Bachelor of Science in Engineering and a Master of Science in Engineering from the University of New Brunswick.

Mr. Huskilson’s decades of knowledge and experience in various roles with Emera’s principal regulated electric utility subsidiary, Nova Scotia Power, allow him to provide leadership within Emera, and in the broader electricity industry, regionally, nationally and internationally.

Skills and Experience • CEO/Senior Executive • Customer/Stakeholder • M&A/Growth Strategy • Financial	• Governance/Other Directorships • Energy Sector • Compensation and Human Resources • Legal and Regulatory

Board/Committee Membership (1)	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Member	9 of 9	100%

Nova Scotia Power Inc. (November, 2004 to present)

ICD Utilities Limited (September 2008 to present)

Algonquin Power and Utilities Corp. (July 2009 to present)

Saint Lucia Electricity Services Limited (January 2007 to February 2011)

Securities Held:

Christopher G. Huskilson Age: 53 Wellington, Nova Scotia Director Since: 2004 Not Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010	10,332	170,825	$5,679,272	Mr. Huskilson is subject to the Executive Share Ownership Requirements which require that he own shares and/or DSUs valued at 3 times his salary. He exceeds this requirement.
	2009	10,129	163,391 (vested and unvested)	$4,350,146
	2008	10,114	144,816 (vested and unvested)	$3,439,446

Notes:

(1)

Mr. Huskilson is not a member of any Committee, (except the Technology and Development Committee). However, as President and Chief Executive Officer he attends Committee meetings in a non-voting capacity. He did not participate in any portion of Board and/or Committee meetings that dealt with his role or performance.

13	Management Information Circular

Mr. McLennan has been a Director of the Company since April 2005, and has been Chair of the Board of the Company since May 2009. He has been a Director of Nova Scotia Power Incorporated since April 2005 and was the Chair of the Board of Nova Scotia Power Incorporated from May 2006 to May 2009. Mr. McLennan was a member of the Management Resources and Compensation Committee and the Nominating and Corporate Governance Committee from April 2005 to May 2009 when he became Chair of the Board.

Mr. McLennan is the former Vice-Chair and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada). He served as President and Chief Executive Officer of Bell Canada and Bell Mobility from 1990 to 1997, and is the former Chief Executive Officer of Cantel Inc. He currently sits on the Boards of Chorus Aviation Inc. and Amdocs Ltd.

Mr. McLennan holds a Bachelor of Science, Master of Science and Honorary Doctorate of Science degrees from Clarkson University in New York. He was Chancellor of Cape Breton University from 1996 to 2006 and received an Honorary Doctorate from Cape Breton University.

Mr. McLennan’s extensive chief executive officer experience with complex organizations across a variety of industries provides him with valuable strategic insight and leadership capabilities. Through his membership on several public company boards he has gained extensive governance skills and business acumen.

Skills and Experience • CEO/Senior Executive • Customer/Stakeholder • Compensation and Human Resources • Legal and Regulatory	• Governance/Other Directorships • M&A/Growth Strategy • Financial

Board/Committee Membership (1)	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Chair - Audit Committee - Management, Resources and Compensation Committee Member - Nominating and Corporate Governance Committee - Technology and Development Committee Member	9 of 9 5 of 6 7 of 8 6 of 6 2 of 2	100% 83% 88% 100% 100%

Nova Scotia Power Inc. (April, 2005 to present)

Amdocs Limited (November 1999 to present)

Chorus Aviation Inc. (and its predecessor Jazz Air Income Fund and affiliate, Jazz Air Holding G.P. Inc.) (January 2006 to present)

Ace Aviation Holdings Inc. (September, 2004 to June, 2008)

Aeroplan Income Fund (June, 2005 to January, 2008)

Air Canada (November, 2006 to January, 2008)

Medisys Health Group (2002 to 2008)

Manitoba Telecom Services Inc. (June, 2004 to May, 2007)

Hummingbird Ltd. (1995 to October, 2006)

Securities Held:

John T. McLennan Age: 65 Mahone Bay, Nova Scotia Director Since: 2005 Independent	Year	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010 2009	5,000 5,000	30,820 22,643	$1,122,957 $693,006	Mr. McLennan owns shares and DSUs valued at 624% of the requirement under the Guidelines, therefore, Share Ownership Guidelines are met.
	2008	5,000	15,336	$451,459

Notes:

(1)

As Chair of the Board, Mr. McLennan is not a member of any of Emera’s Committees; however, he attends Committee meetings in a non-voting capacity. His attendance at meetings of these Committees is noted above.

14	Management Information Circular

Mr. Pether has been a Director of the Company since November 2008. He has been a member of the Management Resources and Compensation Committee and the Nominating and Corporate Governance Committee since May 2009.

Mr. Pether is the former Chair of the Board and Chief Executive Officer of Dofasco Inc. a Canadian steel producer. He is Chair of the Board of Governors for McMaster University, on the Council of Governors for the Art Gallery of Hamilton, and a Director of Primary Energy Recycling Corp. and Samuel, Son & Co. Ltd.

Mr. Pether has a Bachelor of Science from the University of Alberta and a Doctor of Laws (Hon) from McMaster University.

Mr. Pether’s experience as a chief executive officer of a steel producer, which owned assets in the mining and automotive parts industry, and with employees in the U.S., Mexico and Canada, provided him with valuable business and stakeholder skills. His experience throughout his career with employee and labour relations, as well as with innovative manufacturing and maintenance processes, are an asset to the Board.

Skills and Experience • CEO/Senior Executive • Customer/Stakeholder • Compensation and Human Resources • Legal and Regulatory	• Governance/Other Directorships • M&A/Growth Strategy • Financial

Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Member - Management, Resources and Compensation Committee Member - Nominating and Corporate Governance Committee Member	7 of 9 7 of 8 5 of 6	77% 88% 83%

Primary Energy Recycling Corporation (April 2010 to present)

Samuel Manu-Tech Inc. (October 2007 to September 2010)

Fording Canadian Coal Trust (March 2007 to October 2008)

Dofasco Inc. (May 2003 to April 2007)

Securities Held:

Donald A. Pether Age: 63 Dundas, Ontario Director Since: 2008 Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010 2009	Nil Nil	6,032 1,939	$189,103 $48,610	Mr. Pether owns DSUs valued at 105% of the requirement under the Guidelines, therefore the Share Ownership Guidelines are met.
	2008	N/A	N/A

Ms. Rosen has been a Director of the Company since January 2007 and has been a member of Emera’s Audit Committee since May 2007. She was appointed Audit Committee Chair in April 2008.

Ms. Rosen is the former Vice-Chair, TD Bank Financial Group and President, TD Canada Trust from 2002 to 2005. Prior to this she was Executive Vice President of TD Commercial Banking and Vice Chair of TD Securities. She has experience in several investment banking roles, including with CIBC-Wood Gundy Securities, Inc. where she became Vice President and Director in 1996. Ms. Rosen is also a Director of Alberta Investment Management Corporation and Hiscox Ltd.

Ms. Rosen received her joint LL.B and M.B.A. from Osgoode Hall Law School, York University.

Ms. Rosen has over 20 years of experience in corporate finance and substantial executive experience. Her career in the investment and commercial banking industry has given her extensive financial and investment knowledge and experience.

Skills and Experience • CEO/Senior Executive • Financial	• Governance/Other Directorships • M&A/Growth Strategy

Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Member	8 of 9	88%	Hiscox Ltd. (October 2006 to present)
- Audit Committee Chair	6 of 6	100%

Securities Held:

Andrea S. Rosen Age: 56 Toronto, Ontario Director Since: 2007 Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010 2009	Nil Nil	14,167 9,628	$444,136 $241,373	Ms. Rosen owns shares and DSUs valued at 247% of the requirement under the Guidelines, therefore Share Ownership Guidelines are met.
	2008	Nil	5,974	$132,623

15	Management Information Circular

Mr. Sergel was appointed a Director on September 24, 2010. He was appointed a member of the Audit Committee, the Nominating and Corporate Governance Committee, and the Technology and Development Committee in November 2010.

Mr. Sergel is the former President and Chief Executive Officer of the North American Electric Reliability Corporation (NERC). He served as President and Chief Executive Officer of National Grid USA from 2000 to 2004. Prior to that he was President and Chief Executive Officer of the New England Electric System, where he held positions of increasing responsibility since 1979. Mr. Sergel is presently a director of State Street Corporation. He also served on the boards of the Edison Electric Institute, the Consortium for Energy Efficiency, and the United Way of the Merrimac Valley.

Mr. Sergel holds a Bachelor of Science in mathematics from Florida State University, a Master of Science in applied mathematics from North Carolina State University, and a Master of Business Administration from the University of Miami.

Mr. Sergel’s extensive career in the electricity sector in the United States has provided him with valuable industry and business skills and experience. His regulatory background is a distinct asset.

Skills and Experience • CEO/Senior Executive • Customer/Stakeholder • M&A/Growth Strategy • Financial	• Governance/Other Directorships • Energy Sector • Compensation and Human Resources • Legal and Regulatory

Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board member	4 of 4	100%	State Street Corporation (February 2001 to present)
- Audit Committee Member - Nominating and Corporate Governance Committee Member	N/A N/A	N/A N/A
Securities Held:

Richard P. Sergel Age: 61 Wellesley, Massachusetts Director Since: 2010 Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010	Nil	270	$8,465	Mr. Sergel owns DSUs valued at 5% of the requirement under the Guidelines. He has until September, 2015 to meet the Share Ownership Guidelines.
	2009 2008	N/A N/A	N/A N/A

16	Management Information Circular

Ms. Sheppard has been a Director of the Company since February 2009. She has been a member of the Audit Committee and the Management Resources and Compensation Committee since May 2009, and of the Technology and Development Committee since its inception in September, 2010.

Ms. Sheppard is a Director and Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a Provincial Crown Corporation. She is also a Director of Cairn Energy PLC, a publicly traded UK based international oil and gas producer and a Director of NWest Energy Inc., a publicly traded junior oil and gas company. Ms. Sheppard is a Director and founding shareholder of a private junior Canadian oil and gas corporation and a Director and founding shareholder of a private international oil and gas corporation focusing on the Middle East, North African and the Mediterranean area. She is the former Executive Vice President, Corporate and Legal of Talisman Energy Inc., a Canadian, publicly traded, international oil and gas producer.

Ms. Sheppard is a Rhodes Scholar, having received an Honours Jurisprudence, Bachelor of Laws degree (Honours) from McGill University in 1981, and a Bachelor of Arts degree from Memorial University of Newfoundland in 1977.

As a senior executive in the oil and gas industry, Ms. Sheppard played a leading role in Talisman’s transformational growth from a Canadian domestic producer of approximately 50,000 barrels of oil equivalent to an international producer of over 500,000 barrels equivalent. She brings experience in corporate strategy, risk management, mergers and acquisitions, capital markets and investor relations. Global legal management, corporate governance and corporate responsibility were also areas of direct responsibility through these years of business expansion.

Skills and Experience • CEO/Senior Executive • Customer/Stakeholder • M&A/Growth Strategy • Financial	• Governance/Other Directorships • Energy Sector • Compensation and Human Resources • Legal and Regulatory

Board/Committee Membership	Attendance	Total %	Public Company Board Membership During Last Five Years
- Board Member - Audit Committee Member - Management, Resources and Compensation Committee Member - Technology and Development Committee Member	9 of 9	100%	Cairn Energy PLC (May 2010 to present) NWest Energy Inc. (July 2008 to present)
	6 of 6	100%
	8 of 8 2 of 2	100% 100%

Securities Held:

M. Jacqueline Sheppard Age: 55 Calgary, Alberta Director Since: 2009 Independent	Year Ended	Common Shares	DSUs	Value of Shares and DSUs	Status under Share Ownership Guidelines
	2010 2009	Nil Nil	6,642 2,010	$208,227 $50,390	Ms. Sheppard owns shares and DSUs valued at 116% of the requirement under the Guidelines, therefore the Share Ownership Guidelines are met.
	2008	N/A	N/A

17	Management Information Circular

Compensation of Directors

The compensation of Directors is intended to be competitive and appropriate in order to attract highly skilled and experienced individuals to serve on Emera’s Board, and to align their interests with shareholders. For more information about the determination of Director compensation, see the section entitled “Director Compensation” in the Statement of Corporate Governance Practices later in the Circular. Listed below are the annual compensation rates for independent Directors during 2010. These rates are not applicable to Mr. Huskilson, who was an employee of the Company, nor to Mr. G.A. Caines, who received an annual all-inclusive retainer as Chair of Nova Scotia Power Inc. The Company does not offer option-based awards, non-equity incentive plan participation, or participation in a Company pension plan to its Directors. Directors have the ability to elect to receive some or all of their cash compensation in the form of DSUs. In addition, $25,000 of the Directors’ annual retainer is comprised of DSUs only. The Chair’s annual retainer is comprised of $92,500 in DSUs and the remainder is cash.

The Annual Chair’s Retainer is an all-inclusive fee, meaning the Chair of the Board receives no meeting fees or any other retainer. Effective September 24, 2010 the all-inclusive retainer of the Chair was increased to $185,000, an increase of $25,000, payable half in cash and half in DSUs. Additionally, effective September 24, 2010, the Chair is paid $35,000 cash for participation on the Board of Directors of Nova Scotia Power Inc.

ANNUAL RETAINERS AND MEETING FEES	CASH AMOUNT	DSUs	TOTAL
Annual Chair’s Retainer (1)	$127,500	$92,500	$220,000
Annual Director Retainer	35,000	25,000	$60,000
In-Person Meeting Fee	1,750
Telephone Meeting Fee	1,250
Travel Fee: (if one-way travel is 5 hours or more)	1,750
Travel Fee: (if one-way travel is at least 3 hours but less than 5 hours)	875
Annual Audit Committee Chair Retainer	15,000
Annual Audit Committee Member Retainer	5,000
Annual Management Resources and Compensation Committee Chair Retainer	15,000
Annual Management Resources and Compensation Committee Member Retainer	3,000
Annual Nominating and Corporate Governance Committee Chair Retainer	8,000
Annual Nominating and Corporate Governance Committee Member Retainer	3,000

Notes:

(1)	Includes $35,000 cash paid for participation on the Board of Nova Scotia Power Inc.

18	Management Information Circular

Total Director Compensation in 2010

The following table sets out the total compensation earned by the Directors who served on Emera’s Board during 2010 which is comprised of applicable retainers and fees for attendance at Board and Committee meetings for which a Director attended as a member or guest, briefing meetings, education sessions, and travel fees. Mr. Huskilson is not included in the table as his compensation for service as Emera’s President and Chief Executive Officer is disclosed in the Statement of Executive Compensation. He does not receive any additional compensation for his services as a Director of Emera.

Director	Fees Earned in 2010 (1) ($)	All Other Compensation ($)	Total ($)	Share Based Awards(2) ($)
R.S. Briggs	98,930	N/A	98,930	31,772
T.W. Buchanan	112,500	N/A	112,500	145,878
G.A. Caines (3)	N/A	140,123	140,123	53,891
S.D. Chrominska (4)	26,242	N/A	26,242	26,772
G. Cook-Bennett	89,750	N/A	89,750	133,216
A.L. Edgeworth	119,923	N/A	119,923	125,102
J.T. McLennan	176,753	N/A	176,753	256,333
D. A. Pether	98,750	N/A	98,750	128,324
A.S. Rosen	101,250	N/A	101,250	142,305
R.P. Sergel (4)	31,898	N/A	31,898	8,485
M.J. Sheppard	112,000	N/A	112,000	145,231

Notes:

(1)	The “Fees Earned in 2010” column is the amount of Directors’ fees and includes the value of that portion of their retainer paid in DSUs. All Directors are paid in Canadian dollars.
(2)

This column shows the value obtained when the number of DSUs awarded to each Director in 2010 in lieu of cash compensation, plus dividends earned on the DSUs in the form of additional DSUs, is multiplied by the December 31, 2010 Emera share closing price of $31.35.

(3)	Mr. Caines is also the Chair of the Board of Nova Scotia Power Inc. (“NSPI”) and is paid by NSPI for his services
(4)	Ms. Chrominska and Mr. Sergel were appointed to the Board of Directors effective September 24, 2010.

All independent Directors are reimbursed for expenses incurred for attendance at Board, Committee, and Shareholders’ Meetings and when on Company business. Directors are also eligible to receive accidental death and dismemberment (ADD) insurance coverage, the cost of which is paid by the Company.

Directors Share Ownership Guidelines

In order to align the interests of Directors and shareholders, the Directors are subject to share ownership guidelines that require them to own common shares and/or deferred share units with a value of not less than $180,000 within a specified timeframe. For more information about the Director Share Ownership Guidelines see the section entitled “Director Share Ownership Guidelines” in the Statement of Corporate Governance Practice.

Directors Deferred Share Unit Plan

Under the Directors deferred share unit plan (the “Plan”), independent Directors may elect to receive all or any portion of their compensation in deferred share units (“DSUs”) in lieu of cash compensation. Directors’ fees are paid on a quarterly basis and at the time of each quarterly payment, the applicable amount is converted to DSUs.

A DSU is a bookkeeping entry that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend, by (b) the market price of a common share as of the dividend payment date.

19	Management Information Circular

DSUs cannot be redeemed for cash until the Director leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption. DSUs are not shares, cannot be converted to shares, and do not carry voting rights.

In order to increase the Directors share based investment in the Company, effective January 1, 2010, independent Directors began receiving a portion of their annual retainer in grants of DSUs only. See “Director Compensation” in the Statement of Corporate Governance Practices in this Circular for more information about Director Compensation.

Independent Directors are not entitled to participate in any other compensation plan of the Company or in the Employee Common Share Purchase Plan.

Committees of the Board of Directors

The Board of Directors has three standing Committees and one Ad Hoc Committee to assist it in carrying out its duties. The standing Committees are:

•	Audit;

•	Management Resources and Compensation; and

•	Nominating and Corporate Governance.

The Ad Hoc Committee is:

•	Technology and Development.

For further information on the Committees, see the section entitled “Committees of the Board of Directors” in the Statement of Corporate Governance Practices later in this Circular.

Certain Proceedings

To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company:

(a)	are, as at the date of this Circular, or have been, within ten years before the date of this Circular, a Director, Chief Executive Officer or Chief Financial Officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as Director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed nominee ceased to be a Director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as Director, chief executive officer or chief financial officer,

(b)	with the exception of Mr. McLennan as set forth below, are, as at the date of this Circular, or have been within ten years before the date of this Circular, a Director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

have, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

Mr. McLennan was the Chief Executive Officer of AT&T Canada when AT&T Canada filed for protection under the Companies’ Creditors Arrangement Act on October 15, 2002.

20	Management Information Circular

Statement of Executive Compensation

Management Resources and Compensation Committee

The Management Resources and Compensation Committee of the Board of Directors (the “MRCC”) determines the compensation for Emera’s executive officers, and reviews, approves and oversees the administration of all of the Company’s executive compensation plans and programs. The MRCC currently consists of, Allan L. Edgeworth (Chair), Donald A. Pether, M. Jacqueline Sheppard, and Sylvia D. Chrominska. All members of the MRCC are independent Directors.

The Board has assigned responsibility to the MRCC for reviewing overall compensation policies and for reviewing and recommending compensation for senior management of the Company.

The MRCC also has responsibility for assessing, on an annual basis, the performance of the President and Chief Executive Officer. The Board of Directors reviews the recommendations of the MRCC and approves compensation matters for senior management of the Company as well as on policy changes related to compensation.

For the purposes of compensation disclosure, the individuals listed in the 2010 “Summary Compensation Table” are the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the next three most highly compensated executive officers of the Company, or its affiliated companies, as defined by Canadian securities legislation (the “Named Executive Officers”).

Succession Planning and Leadership Development

The MRCC also has responsibility for ensuring that there is an adequate succession planning process for senior management of the Company and its affiliates, and to review this process on an annual basis. At Emera, succession planning is a dynamic, ongoing process of systematically identifying, assessing and developing talent, leadership and skills, to ensure the Company’s capacity to meet future strategic objectives and replenish critical organizational roles over time. On an annual basis, the senior management of Emera are required to review the performance of their team members and consider opportunities for growth and personal development. This activity also includes completing a vacancy forecast document and identifying possible internal successors as well as high potential performers. Where employees are considered potential successors, a mentor is assigned to oversee the alignment of the employees’ personal development plan as well as training and educational opportunities. Should no internal candidate be identified, the Company confirms the need for a potential successor would be filled through external hiring.

As part of the succession planning process, the President and Chief Executive Officer annually provides a list of potential successors for his position to the MRCC. He identifies internal successors for each of the Named Executive Officers and senior management throughout the Company and its affiliates. The Committee members oversee management succession planning process and strategy. They consider emerging issues and risks, and report and make recommendations to the Board of Directors. To complement Emera’s succession planning, the Company focuses on leadership development, including ensuring that challenging work assignments are offered, secondments to affiliates occur where appropriate, leadership development training occurs, and mentors are assigned where needed. Emera is committed to developing leaders at all levels in the Company and it has a comprehensive assessment process and framework to coordinate leadership development across the Company.

Compensation Advisors

The MRCC retains the services of independent advisors as needed in order to assist in discharging its duties.

Since 2007, the MRCC has engaged Hugessen Consulting Inc. (“Hugessen”) as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera and its affiliates. In addition, Hugessen provides advice to the MRCC on policy recommendations made by management, and also reviews and provides commentary on the Company’s Statement of Executive Compensation. As of 2009, Hugessen has also been retained by the Company’s Nominating and Corporate Governance

21	Management Information Circular

Committee to provide independent advice and compensation analysis regarding Directors compensation.

The MRCC has adopted a number of practices with regard to its executive compensation advisor:

•	The MRCC annually reviews the advisor’s performance and fees;

•

With input from Company management and the advisor, the MRCC annually, or on an as-needed basis, determines the specific work to be undertaken by the advisor for the MRCC and the fees associated with this work;

•

All services provided by the MRCC’s advisor beyond its role in supporting the requirements of the MRCC require written pre-approval by the MRCC Chair outlining the scope of work and related fees. The MRCC does not approve any such work that, in its view, could compromise the advisor’s independence in serving the MRCC;

•	The work done and the fees paid by Emera to compensation advisors are disclosed annually in this Circular.

In addition to the MRCC’s compensation advisor in 2010, Emera engaged the services of Towers Watson, Morneau Shepell (formerly Morneau Sobeco), and Mercer (Canada) Limited (“Mercer”).

In 2010, Towers Watson was engaged to assist in compiling market information on senior management compensation for Emera relating to base salary, and short-term and long-term incentives. Towers Watson’s scope of services included competitive reviews of executive compensation levels and information on industry trends.

In addition, Mercer conducted a review of Emera’s Performance Share Unit (“PSU”) plan (formerly called the Restricted Share Unit plan) and benchmarked the current plan design relative to market.

Also in 2010, Morneau Shepell completed actuarial analysis on Emera’s long-term incentive plan and provided current data on the Executive Pension Plan.

The MRCC reviews information and recommendations provided by Hugessen, Towers Watson, Mercer, and Morneau Shepell, as it considers its decisions relevant to the objectives of the compensation program.

The table below summarizes the fees paid to all external compensation advisors in 2010:

Advisor	All MRCC Work	All Other Work
Hugessen Consulting Inc	$96,654	$11,965	(1)
Morneau Shepell	Nil	$69,517
Towers Watson	Nil	$49,679
Mercer (Canada) Limited	Nil	$14,162

Notes:

(1)	Hugessen Consulting Inc. was retained by the Nominating and Corporate Governance committee in 2010 to review Directors compensation.

Compensation Discussion and Analysis

This section discusses the elements of compensation for the five Named Executive Officers (“NEOs”) in 2010 discussed in this circular; namely:

•	Christopher G. Huskilson, President and Chief Executive Officer, Emera Inc.

•	Nancy G. Tower, Executive Vice President and Chief Financial Officer, Emera Inc.

•	Robert R. Bennett, President and Chief Executive Officer, Nova Scotia Power Inc.

•	Wayne D. O’Connor, Chief Operating Officer, Emera Energy Inc.

•	Wayne J. Crawley, President and Chief Executive Officer, ICD Utilities Limited

Objective of Compensation Program

The purpose of Emera’s executive compensation program is to reward Emera’s executives for sustained increases in shareholder value; to attract, retain and motivate highly qualified and high-performing executives; and align the interests of executives with the interests of Emera’s shareholders.

Compensation Program Design

Emera’s compensation program is designed to be competitive in relevant labour markets, include both short-term and long-term performance goals and link compensation to the Company’s performance as measured by specific financial results.

Market Competitiveness – Emera’s executive compensation program is designed to provide total target compensation on average at the median or 50th percentile of compensation paid by similar

22	Management Information Circular

industries and similarly-sized companies. “Total Target Compensation” for senior management, including the Named Executive Officers, for these purposes, is comprised of:

•	base salary,

•	target annual incentive, and

•	target long-term incentives linked to total shareholder value.

Pay for Performance – Emera’s executive compensation philosophy is that a significant proportion of executive compensation must be at risk. The at risk components depend on achieving Company, business unit and individual performance objectives. These objectives are set forth in Scorecards (“Scorecards”) that establish measurable financial, customer, asset and employee objectives that, if achieved, add value to the Company or its affiliates. Executives’ performance against their Scorecard is measured and rated. The Executive must achieve a threshold level of performance for any payment against a particular objective, failing which there is no payment against such objective. Accordingly, incentive compensation plans and programs are designed to pay larger amounts for superior performance, and smaller amounts if target performance is not achieved. Generally, the higher the level of the responsibility, the greater the at risk compensation.

As part of the Board and its MRCC’s oversight of the design and administration of the Company’s executive compensation programs, the MRCC identifies and discusses design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.

This includes annual reviews of the amount of total incentive relative to base salaries, the mix of short and long term incentives, the performance metrics and whether the goals are realistic or encourage excessive risk taking, and the use of other policies designed to mitigate risk such as vesting requirements, caps on payouts, deferral periods, and stock ownership guidelines. In addition, the MRCC utilizes various technical analyses including ‘stress testing’ and scenario analysis to evaluate the inherent risk and reward outcomes in the incentive compensation plans.

The MRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review and reporting of financial results on which certain important compensation decisions (e.g., the amount of annual incentive to be paid) are based.

These existing safeguards notwithstanding in 2011, the MRCC and Board will continue to review the relationship between enterprise risk and the Company’s executive compensation plans and policies to confirm they continue to be optimally aligned with shareholder interests while maintaining an acceptable level of risk exposure.

The following table shows the percentage weighting of each component of the Total Target Compensation for the Named Executive Officers. The compensation plan design for 2010 resulted in at least 50 percent of the Total Target Compensation to be at risk for the Named Executive Officers.

Name	Base Salary (%)	Annual Incentive at Target (%)	Long Term Incentive at Target (%)	Total Pay at Risk (%)
C.G.Huskilson	30	21	49	70
N.G.Tower	44	26	30	56
R.R. Bennett	50	20	30	50
W.J.Crawley	50	20	30	50
W.D.O’Connor	47	34	19	53

23	Management Information Circular

Management considers many factors when developing annual incentive and long term incentive design, including: current compensation trends; plan costs at payout; expected value to be delivered to participants; maximum payout values and causal analysis of minimum, target and maximum payouts.

Both annual incentive and long-term incentive plan designs are modeled using historical and prospective performance scenarios. This stress testing provides the MRCC with reasonable assurance that the plan payouts will be appropriate and aligned with shareholder and Company objectives. Analysis is also done every year to determine how actual payouts compare to expected payouts and whether the plan components require any changes.

The MRCC has, in its sole and absolute discretion, the ability to facilitate if required, changes to compensation incentive design results. The MRCC is able to, and has in the past, exercised its discretion to adjust compensation payout formulas to align with company results.

Benchmarking Data

Emera Management engages the services of a compensation consultant (Towers Watson) to compile market information on senior management compensation, including the Named Executive Officers, relating to base salary, short-term and long-term incentives. A complete benchmarking review takes place on an annual basis for Nova Scotia Power Inc. and every second year for Emera Inc. This scope of services includes competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the Named Executive Officers to ensure the programs are current and that they fairly compare for particular roles recognizing varying responsibility and scope of executive positions within Emera and its affiliates.

The MRCC reviews compensation data based on a comparator group of companies, primarily regulated utilities and other energy industry enterprises that approximate the size and scope of Emera. While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to some change each year due to (a) the availability of relevant pay data, (b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics.

Based on the benchmark data, the President and Chief Executive Officer recommends Total Target Compensation for each Named Executive Officer, excluding himself, to the MRCC. With respect to the President and Chief Executive Officer, the MRCC reviews benchmark data and other information regarding industry trends for positions of similar scope. Following this process, the MRCC makes recommendations for Total Target Compensation for all of the Named Executive Officers to the Board of Directors.

Two sources are used to gather market information about executive compensation and establish benchmark data for Emera and its affiliates:

(1)

Publicly-Disclosed Compensation Data (Applicable to President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, Emera Inc. only) – In 2010 Hugessen was retained by the MRCC to advise on the competitiveness and appropriateness of compensation programs (salary, annual and long term incentives, and pension) for the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer at Emera Inc, using the pre-agreed proxy comparator group.

The following publicly-traded organizations were used as the primary comparator group for the purposes of the compensation benchmarking review as described above.

S&P / TSX Capped Utilities Index:

ATCO Ltd.

Atlantic Power Corporation

Brookfield Renewable Power Fund

Canadian Utilities Ltd.

Capital Power Income L.P.

Fortis Inc.

Just Energy Income Fund

Northland Power Income Fund

TransAlta Corp.

The following publicly-traded organizations were also used for the purposes of Emera’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer compensation benchmarking as described above.

24	Management Information Circular

Energy Industry Comparables:

Enbridge Income Fund

Fort Chicago Energy Partners

Inter Pipeline Fund

Pembina Pipeline Corporation

Pengrowth Energy Trust

Precision Drilling Corporation

ShawCor Ltd.

The rationale for incorporating the energy industry is that senior talent can migrate between similar organizations (i.e. industry, scale, complexity) and the fact that Emera’s strategic objectives include expansion into various energy-related sectors.

(2)

Survey Data - Towers Watson’s 2009 Executive Survey was used to benchmark compensation of the Named Executive Officers and other senior management using both a regulated sample (regulated utilities) and a select sample (a broader selection of survey participants), where data was available.

Broad Comparator Group:

Alberta Electric System Operator

Alliance Pipeline

AltaLink Management Ltd.

ATCO Electric

ATCO Ltd. and Canadian Utilities Ltd.

ATCO Power

Atomic Energy of Canada Ltd.

British Columbia Hydro and Power Authority

Bruce Power LP

Duke Energy/Spectra Energy

Enbridge Gas Distribution Inc.

Enbridge Inc.

ENMAX Corporation

EPCOR Utilities Inc.

FortisAlberta Inc.

Gaz Metropolitain Inc.

Hydro One

Hydro-Quebec

Imperial Oil Ltd.

Inter Pipeline Fund

New Brunswick Power Corporation

Newfoundland & Labrador Hydro Electric

Manitoba Hydro

Ontario Power Authority

Ontario Power Generation Inc.

SaskEnergy

SaskPower

Shell Canada Ltd.

Toronto Hydro

TransAlta Corporation

TransCanada Pipelines Ltd.

Compensation Process

Benchmarking data and other information regarding industry trends for positions of similar scope and responsibility are used to establish a base salary range for each position and a range for annual incentive and long-term incentive compensation for each position.

On an annual basis the President and Chief Executive Officer conducts performance assessments for each Named Executive Officer which can influence the annual salary adjustment recommendation for a Named Executive Officer.

Elements of Compensation

Base Salary

Base salaries for each Named Executive Officer are benchmarked against the median of the salaries paid for positions with similar responsibilities by comparator companies. The base salary for each Named Executive Officer is reviewed annually and reflects the degree of special skill and knowledge required for the position and the performance and contribution of the individual. Base salary is designed to be a component of Total Target Compensation and provides a threshold level of cash compensation for job performance that is not at risk in the same way as annual incentive compensation.

Annual Incentive

Annual incentive compensation is intended to link a portion of an employee’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives (“Annual Incentive”). Those objectives are set forth in the Executive’s Scorecard and designed to focus attention on short term goals that are intended to deliver value to customers and contribute to increased shareholder value in the longer term. Emera has adopted the Scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the Scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approved a scorecard setting forth corporate objectives and related threshold, target and stretch performance levels to be achieved in 2010 on which the Annual Incentive for the majority of Named Executive

25	Management Information Circular

Officers would be based. Payouts can range from 0 percent to 200 percent of target. Four of the five Named Executive Officers have their Annual Incentive calculated based on results achieved through Scorecard results. The Annual Incentive for Mr. W.D. O’Connor, however, is based on the year-end financial results of Emera Energy Inc. and based on an assessment of achievement of objectives, including financial results and progress on new business development, as well as asset management and human resource development.

2010 Emera Corporate Scorecard

The Scorecard for Emera is (“Emera Corporate Scorecard”) developed and recommended by management for approval by the MRCC and the Emera Board of Directors at the beginning of each year. It is used to determine the Annual Incentive for Emera’s President and Chief Executive Officer,

Emera’s Executive Vice President and Chief Financial Officer; and the President and Chief Executive Officer, ICD Utilities Limited.

The Emera Corporate Scorecard objectives are based on the Company’s Business Plan for the year and establish threshold, target, and stretch performance standards for each objective.

Objectives on the 2010 Emera Corporate Scorecard included a 90 percent weighting for strengthening the financial position of the Company through generating growth as measured by:

•	earnings per share; and

•	cash flow per share

The corporate objective of maintaining and enhancing employee commitment and wellness received a 10 percent weighting on the Scorecard.

The MRCC determined that the President and Chief Executive Officer, Emera, Executive Vice President and Chief Financial Officer, Emera and President and Chief Executive Officer, ICD Utilities Limited achieved 137 percent of target performance pursuant to the 2010 Corporate Scorecard. The following table shows the elements of the Emera Corporate Scorecard for 2010.

Emera Inc. Corporate Objective	Weighting	Target	Actual Result		Percentage Payout(1)
Earnings Per Share (2)	60%	$1.70	$1.76	(2)	96
Cash Flow Per Share	30%	$2.99	$2.96		21
Employee Commitment and Wellness as Measured by the Annual Employee Survey(3)	10%	Action plans implemented that would improve Employee Commitment and participation in Wellness screenings	Stretch		20

	100%				Total = 137%

Notes:

(1)	Percentage payouts, below or above target for financial measures, are prorated on a scale between each level of performance.
(2)

Earnings per share for the Company were $1.68, or $1.76 excluding mark-to-market adjustments for 2010. The mark-to-market accounting adjustment arises as a result of a contract between Brookfield Power and Bear Swamp Power Company (of which each of Emera and Brookfield holds a 50 percent interest). The contract fixes the price of power between Brookfield and Bear Swamp Power Company but it does not fall within the strict hedge accounting rules and therefore gets mark-to-market treatment. In 2010, as in prior years, earnings per share excludes the mark-to-market adjustment for incentive calculation purposes.

(3)	Based on completing these objectives the Company would expect a statistically significant increase on the annual employee survey relating to these areas.

The table below shows Emera’s trending for the period 2006 to 2010 of earnings per share and cash flow per share as of December 31.

	2006 ($)	2007 ($)	2008 ($)	2009 ($)	2010 ($)
Earnings Per Share(1)	1.14	1.28	1.33	1.55	1.76
Cash Flow Per Share	2.83	3.28	2.84	2.94	2.96

Notes:

(1)	Earnings Per Share numbers reflect results excluding mark-to-market adjustments.

26	Management Information Circular

Scorecard payouts on average over the last five years have been 36 percent over target. Earnings Per Share performance has trended upwards over the same period, meeting or exceeding the corporate targets since 2006 and increasing 54 percent over the five year period from 2006 to 2010.

2010 Nova Scotia Power Incorporated (“NSPI”) Corporate Scorecard

The NSPI Corporate Scorecard is developed and recommended by NSPI management for approval by the NSPI Management Resources, Compensation, Environment, Safety & Security Committee (“MRCESSC”) and the NSPI Board of Directors at the beginning of each year and receives final approval from the MRCC. It is used to determine the Annual Incentive for NSPI’s President and Chief Executive Officer, one of the Named Executive Officers in 2010.

Objectives on the 2010 NSPI Corporate Scorecard included a 40 percent weighting for strengthening the financial position of NSPI by generating growth as measured by financial earnings and cash from operations. Reliability and reputation with the Customer received a 30 percent weighting. Asset management was weighted at 15 percent, People and Safety made up the balance at 7.5 percent each respectively.

On the recommendation of the NSPI MRCESSC, the MRCC determined that the Named Executive Officer of NSPI achieved an aggregate of 84.8 percent of target on all the objectives measured in the NSPI Corporate Scorecard in 2010. The following table shows the objectives of the NSPI Corporate Scorecard for 2010.

Nova Scotia Power Inc. Corporate Objective	Weighting	Target	Actual Result	Percentage Payout
Safety	7.5%	Lost Time Frequency is less than “Best ever NSPI performance”	Threshold not achieved	0.0
People - Attract, Retain and Develop the talent required	7.5%	10% improvement in Health Assessment baseline levels and 2010 Capital Plan resourcing plan complete	Target	7.5
Customer - Service Reliability (1) (SAIFI x SAIDI)	10%	Greater than 80% Customer Satisfaction Rating on reliability questions in the NSPI survey	Threshold not achieved	0.0
Customer - Customer Satisfaction Survey	20%	Customer Satisfaction with service interactions	Threshold	10.0
Asset Management - Progress on Greener Cleaner Strategy	15%	Asset Management Review conducted and recommendations implemented by year end.	Threshold not achieved	0.0
Financial - Earnings (1)	30%	$108 million	$121 million	60.0
Financial - Cash From Operations (1)	10%	$228 million	$221 million	7.308

	100.0%		Total	84.8%

Notes:

(1)	Actual results, below or above target, will be prorated on a scale between each level of performance.

27	Management Information Circular

2010 Emera Energy Incorporated Annual Incentive

Mr. W.D. O’Connor participates in Emera Energy Incorporated’s annual incentive plan. Under the plan, Mr. O’Connor is allocated an annual incentive determined by the MRCC based on the year-end financial results of Emera Energy Inc. and based on an assessment of achievement of objectives, including financial results and progress on new business development, as well as asset management and human resource development.

Long-Term Incentive

In 2010, Mercer (Canada) Limited was engaged by Emera Inc. to review their Restricted Share Unit Plan relative to market. One of the recommendations as a result of this review was to rename this Long Term Incentive vehicle as a Performance Share Unit Plan (PSU Plan) due to the inclusion of both external relative and internal performance measures.

There are two components of long-term incentive compensation for the Named Executive Officers; namely, the PSU Plan and the Senior Management Stock Option Plan (the “Stock Option Plan”). More details about the PSU Plan and the Stock Option Plan are set forth below.

In 2010, the PSU Plan made up 50 percent of the target long-term incentive compensatory value for Mr. C.G. Huskilson and 75 percent of the target long-term incentive compensatory value for all other Named Executive Officers. In 2010, the Stock Option Plan made up 50 percent of the target long-term compensatory value for Mr. C.G. Huskilson and 25 percent of the target long-term incentive compensatory value for all other Named Executive Officers.

The number of performance share units (“PSUs”) and stock options granted to the Named Executive Officers is determined based on competitive benchmarking data and the level of responsibility within the Company; generally, the level of grant increases with the level of responsibility. The MRCC is responsible for granting PSUs and stock options.

The PSUs and the stock options increase or decrease in value in proportion to the increase or decrease in the market price of Emera’s common shares over the term of a particular grant.

The options granted to senior management are determined as a percentage of base salary in each year. The value of stock option grants are based on the Black-Scholes valuation methodology. The

Black-Scholes value was determined to be equal to 12 percent of the closing share price of $23.94 as of February 16, 2010.

Previous grants of stock options and PSUs to senior management are taken into account when recommending new grants by considering a three year history on total compensation, which also includes long-term incentive (stock options and PSUs) and is reviewed for Named Executive Officers each year to ensure reasonable progression within the market.

Performance Share Unit Plan

The PSU Plan adopted by Emera is designed to retain and incent employee participants by allowing senior management and executives to participate in the long-term success of the Company.

In 2010, Mercer conducted a review of Emera’s PSU Plan and benchmarked the current plan design relative to market. Their findings included that the use of performance share units as a long-term incentive vehicle is consistent with market practice as is the inclusion of both external relative and internal performance measures.

The PSU Plan provides for the establishment of performance based requirements by the MRCC. Under the PSU Plan, participants receive annual grants of Performance Share Units (“PSUs”). The PSU Plan pays monetary rewards based on a combination of financial measurements over a three-year performance period as established by the MRCC pursuant to the PSU Plan. For the 2010 grants, the MRCC established the following as the performance factors:

(a)	Emera’s total stock return relative to the total return of S&P/TSX Capped Utilities Total Return Index; and

(b)	the average growth in Emera earnings per share.

In 2010 the initial grant value of a PSU was based on the average 50 trading-day share price on December 31, 2009 ($23.71) multiplied by a value ratio factor of 1.15. This PSU value ratio is a discounting factor to offset the additional value expected to be received through dividend reinvestment over the three-year period of the grant. An additional multiplier of 1.19 was also applied as a discount for expected share price appreciation. PSUs vest and are paid out at the end of a three-year performance period.

28	Management Information Circular

The number of PSUs granted to each employee participant is intended to pay 100 percent of the PSU target based incentive at the end of the three-year performance period if Emera achieves its financial objectives measured by the performance factors.

Performance Factor 1

Performance factor 1 is based on Emera’s average three-year total stock return in excess of the average three year return of the S&P/TSX Capped Utilities Total Return Index as illustrated in the table below.

Relative Annual Return to S&P/TSX Capped Utilities Total Return Index	Performance Factor
Less than -5%	0.00
-5%	0.50
0%	1.00
5% or more	1.50

Performance Factor 2

Performance factor 2 is based on Emera’s average annual growth in earnings per share. As well, dividends must be maintained at or higher than the December 31, 2009 levels. If dividends are reduced, Factor 2 will be deemed to be 0 regardless of the earnings per share growth as illustrated in the table below.

Emera Average Three-Year Absolute Earnings per Share Growth (Compound Annual Growth Rate)	Performance Factor
Less than 4%	0.00
4%	0.50
6%	1.00
8% or more	1.50

The MRCC annually reviews the PSU Plan performance factors and in 2010 recommended a change to the second factor in light of Emera’s strong performance in the market. For the 2010 grants, Performance factor 2 is based on an average three year Earnings Per Share growth range of 4 percent, 6 percent, and 8 percent rather than the range of 4 percent, 5 percent and 7 percent used for the 2008 and 2009 PSU grants.

The value of each performance factor will be interpolated on the basis of the actual relative returns. In addition, all annual average returns or percent over the three-year performance period will be determined on a compounded basis.

If targets are not met, there is the potential for no payouts. If targets are exceeded, payouts may be as much as, but not more than, two times the initial grant value.

The performance targets for the 2010 PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera’s control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in the 2010 Annual Report respecting risks and assumptions relevant to Emera’s determination of performance targets for compensation purposes.

The amount payable to Named Executive Officers at the end of the three-year performance period is determined by:

(a)	the number of PSUs held;

(b)	the average 50 trading-day share price as at the end of the three-year performance period; and

(c)	Emera’s financial performance against the two equally-weighted performance factors over the three-year performance period.

If a participant leaves Emera’s employment prior to the payout date and is under the age of 55 at the date of termination, the participant is not entitled to a payout for that particular grant of PSUs. An exception to this would be in the event of the death of a participant.

If, prior to the payout date a participant:

i)	leaves Emera’s employment between age 55 and 65 and does not work for, or on behalf of, one of Emera’s competitors; or

ii)	retires on or after age 65,

they will be eligible to receive a pro-rated portion of the payout for that particular grant based on the period during which they were employed by Emera during the three-year performance period. The payout will be made after the end of the three-year performance period.

If a participant dies prior to the payout date, their named beneficiary will be eligible to receive a pro-rated portion of the payout based on the period during which they were employed during the three-

29	Management Information Circular

year performance period for that particular grant. The payout will be made after the end of the three-year performance period.

Senior Management Stock Option Plan

The administration of the Senior Management Stock Option Plan (the “Stock Option Plan”) has been delegated to the MRCC by the Board of Directors. Under the Stock Option Plan, the MRCC is responsible for designating, based on Management’s recommendation, which employees of the Company and its affiliates will be eligible to participate in the Stock Option Plan. All of the Named Executive Officers are participants in the Stock Option Plan and have received stock options in 2010 as a part of their long-term incentive.

Options are currently designed to deliver a percentage of the long-term incentive opportunity for senior management, including the Named Executive Officers, and have been retained to recognize their importance as a component of competitive executive compensation and to preserve a long-term focus. The level of grant increases with the level of responsibility.

Options are granted to selected employees of the Company and its affiliates and may be exercised for up to a maximum of ten years. All options granted to date are exercisable on a graduated basis with up to 25 percent of the options exercisable on the first anniversary date and in further 25 percent increments on each of the second, third, and fourth anniversaries of the grant. If an option is not exercised within ten years, it expires and the employee loses all rights thereunder. The holder of an option has no rights as a shareholder until the option is exercised and shares have been issued. The price at which stock options may be exercised is the closing market price of the Company’s common shares on the Toronto Stock Exchange on the last business day on which such shares were traded immediately preceding the effective date of the grant of an option.

Unless the term of an option has expired, options may be exercised within the 24 months following the date of retirement or termination for other than just cause, and within six months following the date of termination for just cause, resignation, or death.

The maximum percentage of shares under all security-based compensation (including the Stock Option Plan) issuable to insiders of the Company at any time is ten percent of the issued and outstanding shares of the Company.

The maximum number of shares to be optioned to any one person under the Stock Option Plan is five percent of the issued and outstanding shares of the Company at the date of the grant of the option.

The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed ten percent of the issued and outstanding shares of the Company.

Under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company, to a maximum of 6,700,000 shares, or approximately 5.8% of the total issued and outstanding common shares of the Company as of the date of this Circular.(1) 2,909,275 shares (approximately 2.5% of the total issued and outstanding common shares of the Company) have been issued under the Stock Option Plan since its inception, and 2,340,803 shares (approximately 2.0% of the total issued and outstanding common shares of the Company) are issuable under actual grants of options. Under the Plan, options remain available to be granted in respect of 1,449,922 shares (approximately 1.3% of the total issued and outstanding common shares of the Company).

Notes:

(1)

The prescribed information in this paragraph is as of the date of the Circular, March 14, 2011. Prescribed information about the Stock Option Plan is also contained in the table later in this Circular under the heading “Shares Authorized for Issuance Under Equity-Based Compensation Plans” which is as of December 31, 2010, the end of the Company’s most recently completed financial year.

30	Management Information Circular

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of shares outstanding as of December 31, 2010, 2009 and 2008.

	Dec. 31 2010	Dec. 31 2009	Dec. 31 2008
Dilution (total number of options outstanding divided by total number of shares outstanding)	1.87%	1.84%	1.96%
Burn Rate (total number of options granted in a fiscal year, minus expired options, divided by the total number of shares outstanding)	0.34%	0.33%	0.21%
Overhang (total shares available for issuance plus options outstanding, divided by the total number of shares outstanding)	5.20%	5.50%	5.93%

Stock options issued under the Stock Option Plan are non-assignable other than by Will or pursuant to the laws of succession.

The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time; provided, however, that no such amendment:

•	results in any extension of the term of a stock option benefitting an optionee; or

•	results in any reduction to the exercise price of a stock option benefitting an optionee; or

•	increases the maximum number of shares that may be optioned under the Stock Option Plan;

•	change the manner of determining the option price; or

•	without the consent of the optionee, alter or impair any stock option previously granted to an optionee under the Stock Option Plan.

Any amendment to the Stock Option Plan may be subject to the approval of regulatory authorities, including the listing requirements of the Toronto Stock Exchange and other stock exchanges and may require shareholder approval.

In 2010, the Company provided no financial assistance to participants under the Stock Option Plan to facilitate the purchase of shares under the Plan.

Other Executive Benefits

The Company provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the Named Executive Officers are eligible to receive:

•	Life and Accidental Death and Dismemberment (ADD) Insurance coverage of five times annual base salary to a maximum of $1,000,000 ($1,500,000 for the President and Chief Executive Officer);

•	supplementary retirement plan contributions for amounts beyond the allowable Canada Revenue Agency pension limits; annual income tax return preparation in conjunction with retirement planning;

•	monthly parking;

•	monthly car allowance plus mileage, as applicable; and

•	an annual wellness/fitness allowance for a recreational and/or social club.

Some of these items are considered as taxable benefits and are reported in the Summary Compensation Table for the Named Executive Officers.

All retired employees are eligible to continue basic life and accident insurance as well as extended health coverage.

31	Management Information Circular

Performance Graph

The following performance graph compares the Company’s cumulative total shareholder return (assuming an investment of $100 and reinvestment of dividends) for its shares with that of the S&P TSX Utilities Index and the S&P TSX Composite Index.

Cumulative Total Return on $100 Investment

December 31, 2005 to December 31, 2010

	Dec. 31/05	Dec. 31/06	Dec. 31/07	Dec. 31/08	Dec. 31/09	Dec. 31/10
Emera	$100.00	$112.31	$113.53	$120.28	$142.57	$186.48
S&P TSX Utilities	100.00	107.01	119.73	95.23	113.33	134.17
S&P TSX Composite	100.00	117.26	128.79	86.28	116.53	137.05

From 2005 to 2010, total annual salary and annual incentive for the top five Named Executive Officers increased by 46.8 percent. The cumulative total shareholder return for Emera during the same period was 86.5 percent. The chart above shows the steady growth of Emera during the past five years from 2005 to 2010, which has exceeded market comparators (52.3 percent more than the S&P TSX Utilities Index and 49.4 percent more than the S&P TSX Composite Index) and delivered total shareholder returns of more than 86 percent. During the same period, total annual salaries and annual incentives for the top five Named Executive Officers who have led this significant performance increased 46.8 percent.

Total shareholder return for Emera from 2009 to 2010 was 31 percent. During the same period, total annual salary and annual incentive for the President and Chief Executive Officer, Emera increased 14 percent.

The total annual salary, annual incentive and long-term Performance Share Unit payouts earned in 2010 for the Named Executive Officers totaled $5,558,307 which represents 2.9 percent of the Company’s net earnings applicable to common shares of $191,100,000 for the period ended December 31, 2010.

32	Management Information Circular

Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary (1) ($)	Share Based Awards (2) ($)	Option Based Awards (3) ($)	Annual Incentive Plans (4) (5) (6) ($)	Subtotal ($)	Pension Value (7) ($)	All Other Compensation (8) ($)	Total Compensation ($)

C.G. Huskilson President & Chief Executive Officer Emera Inc.	2010	625,000	500,034	500,038	849,375	2,474,447	471,000	23,741	2,969,188
	2009	649,038	421,820	421,931	693,750	2,186,539	249,000	20,438	2,455,977
	2008	623,076	632,813	210,938	468,750	1,935,577	427,000	24,491	2,387,068
N.G. Tower Executive Vice President & Chief Financial Officer Emera Inc. and Nova Scotia Power Inc.	2010	349,231	183,878	61,131	287,700	881,940	187,000	15,355	1,084,295
	2009	321,385	162,795	54,216	316,600	854,996	85,000	16,866	956,862
	2008	299,423	157,500	52,500	187,500	696,923	115,000	16,452	828,375
R.R. Bennett President & Chief Executive Officer Nova Scotia Power Inc.	2010	349,519	157,480	52,521	168,720	728,240	187,000	18,972	934,212
	2009	336,692	146,309	48,694	195,240	726,935	286,000	24,260	1,037,195
	2008	274,487	416,256	24,375	113,026	828,144	444,000	19,946	1,292,090
W.D. O’Connor Chief Operating Officer Emera Energy Inc.	2010	275,000	82,441	27,552	357,000	741,993	24,750	13,240	779,983
	2009	274,539	82,385	27,610	345,000	729,534	24,750	11,921	766,205
	2008	234,078	40,000	50,000	255,000	579,078	15,600	62,031	656,709
W.J. Crawley President & Chief Executive Officer ICD Utilities Limited	2010	250,000	112,411	137,597	90,413	590,421	1,000	15,668	607,089
	2009	247,230	108,102	35,893	100,333	491,558	84,000	18,978	594,536
	2008	240,000	107,878	36,112	120,000	503,990	10,000	15,834	529,824

Notes:

(1)	Salary information is based on actual earnings.
(2)

Includes DSU special awards and PSU grants. It does not reflect DSU’s received in lieu of cash bonuses. See ‘Deferred Share Unit Plan’ for further details. The initial value of a PSU was based on the average 50 trading-day share price on December 31, 2009 (23.71) multiplied by a value ratio factor of 1.15, and a share appreciation factor of 1.19 resulting in an expected value of a PSU to be $32.47.

(3)

The value of stock option grants is based on the Black-Scholes valuation methodology. Stock options granted to the Named Executive Officers in 2010 were based on the Black-Scholes value which was determined to be equal to 12 percent of the closing share price of $23.94 as of February 16, 2010. The option based award for Mr. W.J. Crawley includes an additional grant of stock options with an intended award value of $100,000 in recognition of results achieved on ICD Utilities Ltd.’s growth and investment plan in 2010. This additional grant was calculated based on the closing share price of $31.02 as of November 10, 2010.

(4)

In 2010 Mr. C.G. Huskilson, Ms. N.G. Tower, and Mr. W.J. Crawley participated in the Emera Corporate Scorecard which included specific financial targets of earnings per share (60 percent), cash flow per share (30 percent), and leadership of people (10 percent). In 2010 earnings per share were $1.76 (excluding a mark-to-market adjustment for 2010) which was over target or 96 percent; cash flow per share was slightly below target at $2.96 or 21 percent; and the leadership measure achieved stretch and paid out at 20 percent. Based on these year-end results, it was determined by the MRCC that the Named Executive Officers for Emera achieved 137 percent of target on the Emera Corporate Scorecard.

In 2010 Mr. R.R. Bennett participated in the Nova Scotia Power Inc. Corporate Scorecard which included specific financial targets of financial earnings and free cash flow (40 percent), service reliability and customer satisfaction (30 percent), asset management (15 percent), safety excellence (7.5 percent), and leadership of people (7.5 percent). Based on year-end results, it was determined by the MRCC that Mr. Bennett achieved 84.8 percent of target on the Nova Scotia Power Inc. Corporate Scorecard.

33	Management Information Circular

The annual incentive for the Named Executive Officer for Emera Energy Inc., Mr. W.D. O’Connor, is based on the year-end financial results of Emera Energy Inc. and based on an assessment of achievement of objectives, including progress on new business development and human resource development. (See the section entitled “Annual Incentive” earlier in this Circular for more information about the Emera Corporate Scorecard and the NSPI Corporate Scorecard.)

(5)

The non-equity incentive plan compensation reflects amounts earned within the 2010 performance year and paid in 2011. Mr. C.G. Huskilson elected not to receive any of his 2010 annual incentive in DSUs. Ms. N.G. Tower elected to receive 50 percent of her 2010 annual incentive ($143,850) in DSUs. Mr. R.R. Bennett elected to receive 50 percent of his 2010 annual incentive ($59,360) in DSUs. Mr. W.D. O’Connor elected to receive 50 percent of his 2010 annual incentive ($178,500) in DSUs. Mr. W.J. Crawley elected to receive 50 percent of his 2010 Emera annual incentive ($28,542) in DSUs.

(6)

The 2010 non-equity incentive plan compensation for Mr. C.G. Huskilson includes a lump sum amount of $250,000 in recognition of outstanding growth and capturing business development opportunities. The 2010 non-equity incentive plan compensation for Mr. R.R. Bennett includes a bonus amount of $50,000 for execution of clean air strategy and development of new projects. The 2010 non-equity incentive plan compensation for Mr. W.J. Crawley includes an amount of $33,330 based on results achieved on ICD Utilities Limited’s growth and investment plan.

(7)	Further information concerning pension values can be found in the section entitled “Pension Plan Benefits”.
(8)

As part of their compensation, the Named Executive Officers are eligible to receive Life and Accidental Death and Dismemberment (ADD) Insurance coverage of five times annual base salary to a maximum of $1,000,000 ($1,500,000 for the President and Chief Executive Officer); supplementary retirement plan contributions for amounts beyond the allowable Canada Revenue Agency pension limits; annual income tax return preparation in conjunction with retirement planning; monthly parking; monthly car allowance plus mileage, as applicable; and an annual wellness/fitness allowance. These items are included in the All Other Compensation column and some of these items are considered taxable benefits. Mr. Bennett’s All Other Compensation includes an amount of $556 that reflects the taxable benefit on an interest-free loan. The costs of the benefits are based on the costs incurred by the Company except in the case of the interest-free loan to Mr. Bennett which is based on an imputed interest rate of 4.0 percent per annum.

Outstanding Share-Based Awards and Option-Based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2010 for each Named Executive Officer.

	Option-based Awards (1) (Stock Options)				Share-based Awards (Restricted Share Units (RSUs) and Deferred Share Units (DSUs))
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($) (2)	Number of Shares or Units of Shares That Have Not Vested (#) (3)	Market or Payout Value of Share- Based Awards That Have Not Vested ($) (4)
C.G. Huskilson	26,400	24.63	June 5, 2020	177,408	77,072	2,416,207
	147,000	23.94	February 16, 2020	1,089,270
	168,100	21.99	February 12, 2019	1,573,416
	79,500	21.58	February 14, 2018	776,715
	163,800	20.42	March 8, 2017	1,790,334
	172,900	19.88	March 16, 2016	1,983,163
	160,200	19.50	February 9, 2015	1,898,370
	90,000	17.79	February 5, 2014	1,220,400
	69,000	15.73	February 5, 2013	1,077,780
N.G. Tower	21,300	23.94	February 16, 2020	157,833	13,426	420,905
	21,600	21.99	February 12, 2019	202,176
	21,500	21.58	February 14, 2018	210,055
	42,100	20.42	March 8, 2017	460,153
	30,500	19.88	March 16, 2016	349,835
	19,600	19.50	February 9, 2015	232,260
	14,400	17.79	February 5, 2014	195,264
	9,000	15.73	February 5, 2013	140,580
	4,750	17.55	October 27, 2012	65,550
R.R. Bennett	18,300	23.94	February 16, 2020	135,603	23,437	734,750
	19,400	21.99	February 12, 2019	181,584
	10,000	21.58	February 14, 2018	97,700
	12,600	20.42	March 8, 2017	137,718
	14,100	19.88	March 16, 2016	161,727

34	Management Information Circular

W.D. O’Connor	9,600	23.94	February 16, 2020	71,136	6,453	202,302
	8,250	21.99	February 12, 2019	77,962
	16,350	22.59	June 1, 2018	143,226
W.J. Crawley	27,778	31.02	November 9, 2020	9,167	8,603	269,704
	13,100	23.94	February 16, 2020	97,071
	14,300	21.99	February 12, 2019	133,848
	14,800	21.58	February 14, 2018	144,596
	30,400	20.42	March 8, 2017	332,272
	15,750	19.88	March 16, 2016	180,652

Notes:

(1)	Option-based awards include both vested and unvested options.
(2)	The value of all unexercised option-based awards was calculated using a December 31, 2010 closing share price of $31.35.
(3)	Unvested share-based awards include initial Performance Share Unit (PSU) and Deferred Share Unit (DSU) grants and any additional PSUs and DSUs from dividend reinvestment as of December 31, 2010.
(4)	Share-based awards values were calculated based on an assumed performance factor of 1 and a December 31, 2010 closing share price of $31.35.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes the value of all option-based awards, share-based awards, and non-equity incentives that vested or were earned during 2010 for each Named Executive Officer.

Name	Option-based awards Value vested during 2010 (1) ($)	Share-based awards (Performance Share Units (PSUs) and Deferred Share Units (DSUs)) Value vested during 2010 (2)(3) ($)	Non-equity incentive plan compensation - Value earned during the year (4) ($)
C.G.Huskilson	482,772	1,549,707	849,375
N.G. Tower	97,526	428,329	287,700
R.R. Bennett	43,629	229,593	168,720
W.D. O’Connor	16,742	77,366	357,000
W.J. Crawley	80,524	208,662	90,413

Notes:

(1)	Represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting (eligibility) date in 2010.
(2)

This dollar amount represents the payout of 2008 PSU grants based on the performance factors established in 2008. In 2010, the value of share-based awards vested during the year reflects performance factors based on Emera’s relative performance versus the S&P/TSX Capped Utilities Total Return Index and Emera Inc.’s average annual growth in Earnings per Share. The payout at the end of the three-year performance period is calculated based on vested PSUs x Performance Factors x Period Ended Share Price. The overall performance factor was 1.50. The average share price during the last fifty trading days of 2010 was $31.19.

(3)

This dollar amount includes the value of DSUs vested in 2010, including additional DSUs from dividend reinvestments, and calculated at a December 31, 2010 closing share price of $31.35. In 2010 for Mr. C.G. Huskilson this amount equaled $325,475. For Ms N.G. Tower this amount equaled $123,613 and for Mr. R.R. Bennett this amount equaled $88,219.

(4)	This dollar amount represents the 2010 incentive payout as previously discussed in the Summary Compensation Table.

Aggregated Option Exercises during 2010 and 2010 Option Values

The following table summarizes for each of the Named Executive Officers the number of common shares acquired pursuant to the exercise of stock options during the fiscal year ended December, 31, 2010, if any; the aggregate value realized upon exercise, if any; and the number of common shares covered by unexercised options under the Stock Option Plan as at December 31, 2010. Aggregate value realized upon exercise, if any, is the difference between the fair market value of the common shares on the exercise date and the exercise or base price of the option. Value of unexercised in-the-money options at fiscal year-end, if any, is the difference between the exercise or base price of the options and the fair market value of the common shares on December 31, 2010 which was $31.35.

35	Management Information Circular

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2010		Value of Unexercised In-the-Money Options at December 31, 2010
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
C.G. Huskilson	87,500	1,371,790	696,725	380,175	8,304,174	3,282,681
N.G. Tower	Nil	N/A	125,975	58,775	1,484,175	529,531
R.R. Bennett	Nil	N/A	33,400	41,000	359,261	355,070
W.D. O’Connor	6,000	55,530	6,550	27,650	57,378	234,946
W.J. Crawley	38,700	445,902	49,525	66,603	535,616	361,990

Pension Plan Benefits

The Named Executive Officers are members of the corporate pension plan and participate in either a defined benefit basis or a defined contribution basis.

Defined Benefit

The following table shows years of credited service, estimated pension amounts, and changes to accrued obligations from January 1, 2010 to December 31, 2010 for the Named Executive Officers who participate in the corporate pension plan on a defined benefit basis.

Name	Number of Years Credited Service (#)	Annual Benefits Payable		Accrued Obligation at Start of Year ($)	Compensatory Change(2) ($)	Non- Compensatory Change ($)	Accrued Obligation at Year End ($)
		At Year End(1) ($)	At Age 65 ($)
C.G. Huskilson	30.58	472,000	540,000	6,536,000	471,000	1,657,000	8,664,000
N.G. Tower	13.33	98,000	195,000	1,105,000	187,000	343,000	1,635,000
R.R. Bennett	22.67	141,000	218,000	1,761,000	187,000	678,000	2,626,000
W.J. Crawley	20.4	111,000	190,000	1,260,673	1,000	491,327	1,753,000

Notes:

(1)	Not eligible for immediate pension at year-end, amount shown is the amount payable starting at age 65 if Named Executive Officer terminated employment at December 31, 2010.
(2)

Reflects change in accrued benefit obligation related to a) the employer cost of the additional pension service earned during 2010 and b) changes in pensionable earnings different than what was assumed.

(3)

The compensatory figure for Mr. C.G. Huskilson takes into consideration the understanding reached with the Board of Directors in 2010 which allows him to convert his pension entitlement from the Supplementary Retirement Plan (“SERP”) to a commuted value at termination regardless of his age. This is a one-time impact on the compensatory figure. The amount assumes that he would convert 50 percent of his SERP pension to a commuted value at a discount rate 1 percent lower than accounting discount rates. There was no plan amendment as a result of this agreement.

The defined benefit component of the plan entitles members to pension benefits based on two percent of the average of the four highest years’ earnings (base salary plus up to 50 percent of target short term incentive) multiplied by each year of credited service to a maximum of 35 years credited service. Upon reaching age 65, pension benefits under the pension plan are reduced to reflect commencement of payments under the Canada Pension Plan (CPP). In addition, the Named Executive Officers are eligible to have portions of their annual incentive included in pensionable earnings.

The pension is payable upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for the rule of 85.

Members of the defined benefit component of the plan contribute 5.4 percent of eligible earnings up to the year’s maximum pensionable earnings (“YMPE”) under the Canada Pension Plan, and seven percent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act, (Canada).

Spousal benefits are paid on the death of a member at the rate of 60 percent of regular pension benefits. The pension plan is indexed to the consumer price index to a maximum of six percent per annum.

36	Management Information Circular

Due to Canada Revenue Agency’s limitations on the maximum pension benefit which may be paid under the pension plan, a portion of the pension earned after January 1, 1992 is provided under the terms of a Supplementary Employee Retirement Plan which is secured by a letter of credit deposited in a retirement compensation trust.

The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and annual incentive award.

Defined Contribution

The following table shows accumulated value, estimated pension amounts, and changes to accrued obligations from January 1, 2010 to December 31, 2010 for the Named Executive Officer who participates in the corporate pension plan on a defined contribution basis.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated Value at Year End ($)
W.D. O’Connor	129,500	24,750	23,250	177,500

The defined contribution component of the plan is a registered pension plan regulated by the Income Tax Act and the Nova Scotia Pension Benefits Act. Accordingly, contributions are deductible for income tax purposes.

The Company contributes a base amount to the participant’s account each pay period. The amount is expressed as a percentage of eligible earnings. Plan participants can also make contributions to the defined contribution component with the Company matching a portion of these contributions. Canada Revenue Agency limits apply.

Upon ending active employment with the Company at any age between 55 and 65, plan participants may start receiving retirement income through the purchase of a life annuity or by converting their account to a Life Income Fund (LIF).

The defined contribution component of the plan is administered on behalf of the Company by a major Canadian insurance company which acts in accordance with the provisions of the defined contribution component of the plan, the Income Tax Act, and the Nova Scotia Pension Benefits Act.

Mr. O’Connor participates in the defined contribution component of the plan. Under the terms of the defined contribution component, Mr. O’Connor and the Company each contribute six percent of his base salary into the registered pension plan up to the total amount permitted under the Income Tax Act. For 2010 Mr. O’Connor and the Company each contributed $11,225. In addition, the Company maintains an account for any Company contributions which would be made in the absence of the Income Tax Act limits. For 2010, the additional Company contribution was $13,525.

Deferred Share Unit Plan (“DSU Plan”)

Emera has a DSU Plan for executives and senior management and each Named Executive Officer is a participant.

A Deferred Share Unit (“DSU”) is a bookkeeping entry that has a value based upon the value of one common share of the Company. Each DSU earns dividend equivalents in the form of additional DSUs. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its affiliates. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company.

Prior to the start of each financial year, the Named Executive Officers provide elections respecting the portion of their upcoming Annual Incentive, if any, which is to be allocated to DSUs. When the Annual Incentive is paid to the Named Executive Officers, the amount elected is allocated to DSUs rather than paid in cash. Each DSU has a value equal to the market price of a Company common share.

37	Management Information Circular

The table below identifies the amount of annual incentive for 2010 which each Named Executive Officer elected to receive as DSUs.

Name	Percentage of 2010 Annual Incentive Elected to Deferred Share Units (%)	Dollar Amount of 2010 Annual Incentive Elected to Deferred Share Units ($)
C.G. Huskilson	0	Nil
N.G. Tower	50	143,850
R.R. Bennett	50	59,360
W.D. O’Connor	50	178,500
W.J. Crawley	50	28,542

When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Emera common shares.

Following resignation, termination of employment or retirement, and on a date selected by the participant not later than December 15 of the next calendar year after resignation, termination or retirement, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the then market value of an Emera common share. The after-tax amount is paid to the participant. If a participant is a U.S. taxpayer, payment shall be made six months following the termination date.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or to achieve certain corporate objectives

Executive Share Ownership Requirements

To align the interests of senior management with the interests of shareholders, share ownership guidelines were introduced for designated Executive Officers in 2003. The guidelines, which must be achieved within five years of becoming a designated Executive Officer, are as follows:

President and Chief Executive Officer, Emera	3.0 times salary
President and Chief Executive Officer,
Nova Scotia Power Inc. & Bangor Hydro Electric Co.	2.0 times salary
Chief Operating Officers and Executive Vice Presidents(1)	1.5 times salary
Vice Presidents	1.0 times salary

Share ownership is based on the number of shares owned by an individual, plus Deferred Share Units (DSUs) which may be acquired pursuant to the Company’s DSU Plan. DSUs are considered share equivalents.

The DSU Plan is intended to facilitate achievement of share ownership guidelines without diluting the shareholder base. DSUs are an income deferral mechanism only, and therefore there are no performance targets attributable to DSUs.

Under the DSU Plan, each participant may elect to defer all or a percentage of the annual incentive award in the form of DSUs until the applicable guidelines are met.

The share and/or share equivalent ownership for those Named Executive Officers governed by the ownership guidelines are set out below. The estimated value is based on the closing price of Emera’s common shares on December 31, 2010 of $31.35. All Named Executive Officers have met or exceeded their share ownership requirements.

Notes:

(1)	W.J. Crawley has been determined to be equivalent to Chief Operating Officer and Executive Vice President in his capacity as President and Chief Executive Officer, ICD Utilities Limited.

38	Management Information Circular

Named Executive Officer	Shares/Share Equivalents (1) (#)	Estimated Value ($)	Multiple of Base Salary
C.G. Huskilson	181,157	5,679,272	9.1
N.G. Tower	39,961	1,252,777	3.6
R.R. Bennett	27,131	850,557	2.4
W.D. O’Connor	24,399	764,909	2.8
W.J. Crawley	15,224	477,272	1.9

Notes:

(1)	Includes vested and not yet vested DSUs calculated at a December 31, 2010 closing share price of $31.35.

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each Named Executive Officer would be entitled under various plans and arrangements, assuming retirement, resignation, termination without cause, termination for cause, and separation from the Company in circumstances of a change of control, assuming the triggering event took place on December 31, 2010.

Name	Termination Scenario(1)	Cash Severance ($)	Short Term Incentive ($)	Performance Share Units (PSUs) ($)	Deferred Share Units (DSUs) ($)	Stock Options ($)	Continuation of Benefits (Present Value) (2) ($)	Total ($)
C.G. Huskilson	Retirement/Resignation Termination for Cause
	Not for Cause	1,250,000	875,000		1,301,903		40,000	3,466,903
	Control Change	1,250,000	875,000	1,114,304	1,301,903		40,000	4,581,207
N.G. Tower	Retirement/Resignation Termination for Cause
	Not for Cause	350,000	210,000	218,729			16,200	794,929
	Control Change	350,000	210,000	420,905				980,905
R.R. Bennett	Retirement/Resignation Termination for Cause
	Not for Cause	350,000	140,000	193,962	364,318		15,000	1,063,280
	Control Change	350,000	140,000	370,432	364,318			1,224,750
W.D. O’Connor	Retirement/Resignation Termination for Cause
	Not for Cause	275,000	357,000					632,000
	Control Change
W.J. Crawley	Retirement/Resignation Termination for Cause
	Not for Cause
	Control Change

Notes:

(1)

Change of Control scenarios also assume all unvested PSUs would become payable in full and are valued based on an assumed performance factor of 1 and a year-end closing price of $31.35. Change of control scenarios also assume all DSUs would vest and are valued based on a year-end closing share price of $31.35.

(2)	Continuation of benefits reflects amounts for car allowance and health and dental benefits.

39	Management Information Circular

The following is a summary of termination and change of control benefits afforded to each Named Executive Officer under his or her employment contract.

C.G. Huskilson, President and Chief Executive Officer, Emera

If Mr. Huskilson resigns his position he will be entitled to all compensation and benefits up to the effective date of resignation.

If Mr. Huskilson is terminated for cause, he will not be entitled to compensation upon or following such termination.

If he is terminated without cause, he shall be entitled to 24 months’ compensation based upon annual salary, annual incentive at target, and car allowance in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months.

If there is a change of control of the ownership of the Company, such that any one party acquires 50 percent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Huskilson may elect within three months following such substantial reduction in responsibilities or scope of authority to terminate employment and receive 24 months’ compensation and 12 months of benefits.

Under any termination of employment by the Company, or as a result of death, all entitlement to Deferred Share Units (DSUs) previously granted in May 2006, which have not yet been vested at the date of such termination, or death shall vest immediately.

Mr. Huskilson becomes eligible to retire with an unreduced pension on June 30, 2012. He has agreed to advise the Company at least one year in advance of any proposed retirement. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

Under all scenarios, unless otherwise noted, Mr. Huskilson shall be entitled to payments associated with PSUs, DSUs, and Stock Options according to the terms and conditions of the plans.

N.G. Tower, Executive Vice-President and Chief Financial Officer, Emera Inc. and Nova Scotia Power Inc.

If Ms. Tower resigns her position she will be entitled to compensation and benefits up to the effective date of resignation.

If Ms. Tower is terminated for cause, she will not be entitled to compensation upon or following such termination.

In the event of termination without cause, she is entitled to a lump sum equal to 12 months’ compensation based upon annual salary, annual incentive at target, and car allowance in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months or until she obtains new employment benefit coverage.

Any unvested Performance Share Units (PSUs) held at the date of termination will be prorated.

If there is a change of control of the ownership of the Company, such that any one party acquires 50 percent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Ms. Tower may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation calculated on the basis of her annual salary and target bonus then in effect.

Ms. Tower becomes eligible to retire with an unreduced pension on March 31, 2019. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

Under all scenarios, unless otherwise noted, Ms. Tower shall be entitled to payments associated with PSUs, DSUs, and Stock Options according to the terms and conditions of the plans.

R.R. Bennett, President and Chief Executive Officer, Nova Scotia Power Inc.

If Mr. Bennett resigns his position he will be entitled to compensation and benefits up to the effective date of resignation.

If Mr. Bennett is terminated for cause, he will not be entitled to compensation upon or following such termination.

40	Management Information Circular

In the event of termination without cause, he is entitled to a lump sum equal to 12 months’ compensation based upon annual salary, annual target bonus and car allowance in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months.

In addition, if Mr. Bennett is terminated without cause any special Deferred Share Unit grants received in 2008 will vest immediately.

Any unvested Performance Share Units (PSUs) held at the date of termination will be prorated.

If there is a change of control of the ownership of the Company, such that any one party acquires 50 percent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Bennett may elect, within three months following such substantial reduction in responsibilities or scope or authority, to terminate employment and receive 12 months’ compensation calculated on the basis of his annual salary and target bonus then in effect.

Mr. Bennett becomes eligible to retire with an unreduced pension on October 31, 2017. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

Under all scenarios, unless otherwise noted, he shall be entitled to payments associated with PSUs, DSUs, and Stock Options according to the terms and conditions of the plans.

W.D. O’Connor, Chief Operating Officer, Emera Energy Inc.

If Mr. O’Connor resigns his position he will be entitled to compensation and benefits up to the effective date of resignation.

If Mr. O’Connor is terminated for cause, he will not be entitled to compensation upon or following such termination.

Mr. O’Connor’s employment contract does not contain change of control provisions.

In the event of termination without cause, he is entitled to a lump sum equal to 12 months’ compensation based upon annual salary in effect at the time, annual salary to termination date, and any accrued but unused vacation time.

Mr. O’Connor becomes eligible to retire in 2020. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

Under all scenarios he shall be entitled to payments associated with PSUs, DSUs, and Stock Options according to the terms and conditions of the plans.

W.J. Crawley, President and Chief Executive Officer, ICD Utilities Limited

If Mr. Crawley resigns his position he will be entitled to compensation and benefits up to the effective date of resignation.

If Mr. Crawley is terminated for cause, he will not be entitled to compensation upon or following such termination.

Mr. Crawley’s employment contract does not contain change of control provisions.

In the event of termination without cause, Mr. Crawley would be paid in accordance with common law.

Mr. Crawley becomes eligible to retire with an unreduced pension on December 31, 2018. Information regarding pension entitlement is contained in the section entitled “Pension Plan Benefits”.

Under all scenarios, unless otherwise noted, he shall be entitled to payments associated with PSUs, DSUs, and Stock Options according to the terms and conditions of the plans.

41	Management Information Circular

Shares Authorized for Issuance Under Equity-Based Compensation Plans

The following table shows shares authorized for issuance under the Senior Management Stock Option Plan and the Employee Common Share Purchase Plan as of December 31, 2010. There are no equity-based compensation plans that were not approved by Shareholders.

Plan Category	(A) Number of shares to be issued upon exercise of outstanding options	(B) Weighted-average exercise price of outstanding options	(C) Number of shares available for future issuance under equity compensation plans (excluding column (A))
Equity-based compensation plans approved by shareholders
- Senior Management Stock Option Plan	2,146,078	$21.02	1,664,822
- Employee Common Share Purchase Plan	N/A	N/A	442,444

Total	2,146,078	$21.02	2,107,266

42	Management Information Circular

Aggregate Indebtedness of Directors and Executive Officers and Indebtedness Under Securities Purchase or Other Programs

The Company does not have a program that allows for the provision of loans to Directors or Officers, and the Company is not intending to initiate such a program. In addition, there is no program to allow loans or indebtedness under any share purchase program.

As of the date of this Circular there was no indebtedness of the Directors to the Company.

As of the date of this Circular, except for routine indebtedness, there is no indebtedness of Executive Officers and other employees to Emera or its subsidiaries.(1)

Material Transactions

During the year, insiders of the Company and its affiliates, including Directors, Executive Officers, proposed nominee Directors or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management which are performed by a person or company other than the Directors, Executive Officers or other employees of the Company.

Directors’ and Officers’ Insurance

The Company’s Articles of Association provide for the indemnification of Directors and Officers against liability incurred by them in the proper performance of their duties as Directors and Officers of the Company.

The Company purchases Directors’ and Officers’ insurance coverage. This coverage provides protection for Directors and Officers in cases where they incur a liability as a result of their activities as a Director or Officer of the Company. For the year ending December 31, 2011 this insurance provides for a maximum coverage of $100,000,000 per claim and in the aggregate. The premium for this insurance is approximately $370,000.

Audit Committee Information

For information regarding Emera’s Audit Committee, including its Charter, composition, relevant education and experience of its members, Audit Committee oversight, policies and procedures for the approval of non-audit services and auditors’ service fees, please refer to Emera’s Annual Information Form available on SEDAR at www.SEDAR.com or by contacting the Corporate Secretary of the Company.

Notes:

(1)

As applicable to Emera, “routine indebtedness” includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; and (iii) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

43	Management Information Circular

Statement of Corporate Governance Practices

Emera and its Board of Directors are committed to high standards of corporate governance because we believe they are fundamental to achieving strong corporate performance and generating long-term shareholder value.

The Board regularly reviews corporate governance to ensure industry best practices are observed and to continually improve governance and disclosure.

The Board of Directors’ Nominating and Corporate Governance Committee annually reviews the Company’s Corporate Governance Practices and, where appropriate, the Committee recommends revisions to those Practices.

1.	Board of Directors

Director Independence

All Emera Directors are independent from management, except Christopher G. Huskilson, who is the President and Chief Executive Officer of the Company. To be considered independent, a Director must be independent as defined under applicable Canadian securities laws and, in particular, must be free of any direct or indirect material relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the Director’s independent judgment. Use of the term “independent” in relation to a Director in this Circular shall refer to the foregoing meaning of that term. None of the independent Directors receive remuneration from Emera other than Directors’ retainers, fees or retainers for service as Chair of the Board or Chair of a Committee. Mr. J.D. Eisenhauer receives a retainer and meeting fees from Emera’s subsidiary, Nova Scotia Power Inc. (NSPI).

To assure the Board’s independence, the Company’s Articles of Association provide that no more than two Directors may be employees of the Company or of a subsidiary or affiliate of the Company. Christopher G. Huskilson, as President and Chief Executive Officer of the Company, is the only Director employed by the Company.

2.	Board of Directors Charter

The Board of Directors believes that clear accountabilities lead to the best governance and, therefore, maintains a Charter for the Board. In November 2010 the Board of Directors adopted a revised Charter which is attached to this Circular as Appendix “A”.

Under the Charter, the Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance to ensure the viability and growth of its business.

The Charter emphasizes the duties and responsibilities of the Board in matters of independence and integrity, strategic planning, risk responsibility, leadership and succession, financial reporting, corporate communications and public disclosure, and corporate governance.

Strategic Planning

Pursuant to the Board of Directors Charter the shaping of the Company’s strategy is one of the primary roles of the Board. Directors participate in the development of the corporate strategy which determines the annual and longer-term objectives for the Company. The Directors regularly evaluate progress made in pursuing that strategy.

The President and Chief Executive Officer, in collaboration with Executive Officers and the Board of Directors, develops a strategic plan which is presented to the Directors at a mid-year strategic retreat for approval.

Risk Management

Under the Board of Directors Charter, the responsibility of the Board to oversee risk is articulated. The Charter provides that the Board shall oversee the implementation by management of appropriate systems to identify, report, and manage the principal risks of Emera’s business. It requires the Board to consider the Company’s risk tolerance. The Board will also review Emera’s annual insurance program and uninsured exposure and its business continuity and disaster recovery plans. The Board is to receive regular updates on the status of risk management activities and initiatives. Finally, under the Charter the Board has a duty to approve and monitor processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

Directors Meet without Management

There were 32 Board and Committee meetings during 2010. At each Board and Committee meeting as a matter of course, an opportunity is provided for an in-camera session at which management is not present and, if necessary, the

44	Management Information Circular

President and Chief Executive Officer (who is the only non-independent member of the Board) is also excluded. In 2010, the Board met without management at a portion of each regularly scheduled Board meeting, being five separate occasions. On two of those occasions, the Board also met without the President and Chief Executive Officer being present. In 2010, the members of the Audit Committee met without management for a portion of five of the Committee meetings, including the four regularly scheduled quarterly meetings at which the Company’s annual and interim financial statements and management’s discussion and analysis are reviewed.

The Board has adopted a practice of holding evening sessions before the day of a formal Board Meeting. As required and at least once a year, the independent Directors conduct such an evening session to the exclusion of all management including the President and Chief Executive Officer.

Independent Chair

The Chair of the Board, Mr. John T. McLennan, is an independent Director. The Articles of Association of the Company mandate that the Chair of the Board and the Chief Executive Officer must be separate individuals.

Chair of the Board of Directors Mandate

Pursuant to the Chair of the Board of Directors Mandate, the Chair is responsible to lead the Board to fulfill its duties effectively, efficiently and independent of management. The Chair ensures Board and Shareholder meetings function effectively, provides leadership of the Board and its Committees and provides advice and counsel to Directors and the Chief Executive Officer. The Chair participates in the recruitment of Directors and the assessment of their performance.

The Chair of the Board of Directors Mandate is attached to this Circular as Appendix B.

Directors’ Membership on Other Public Company Boards

Emera monitors the participation of Directors on other company’s boards to ensure a balance of time is available to attend to Emera’s governance needs. Many of the Company’s Directors do serve as Directors of other reporting issuers. Details of these positions for each Director are set forth in their biographies earlier in this Circular. Membership on other public company boards is generally viewed positively by Emera in that it provides a Director with additional perspective and insight that is beneficial in performing their duties for the Company. Each of the Directors is required to ensure these other positions do not negatively impact their ability to perform as Directors of the Company.

The biographies of Director nominees earlier in the Circular describe the public company board memberships during the last five years. Mr. Edgeworth and Mr. Buchanan are both members of the board of Pembina Pipeline Corporation, however, this common board membership is not considered to impair the ability of these Directors to exercise independent judgment as members of our Board.

Board Size

The Articles of Association provide that the number of Directors on the Company’s Board must not be less than eight and not more than fifteen.

Majority Voting for Election of Directors

The confidence of shareholders in the actions of the Board and management are important, and in order to provide a mechanism for shareholders to express that confidence in each Director, the Board adopted a Majority Voting Policy for Directors in February 2008. The Policy states:

Should a Director nominee, in an uncontested election at a meeting of shareholders of Emera whereby Directors are to be elected, receive a majority of “withheld” votes for his or her election as a Director, the individual shall submit his or her resignation to the Board for consideration promptly following such shareholders’ meeting. The votes determining such action shall be those votes validly voted by proxy and those votes validly voted in person at such shareholders’ meeting.

The Directors who received a majority “for” vote at the shareholders’ meeting shall consider whether or not to accept the resignation submitted by a Director that received a majority of “withheld” votes for his or her election as a Director. If there are less than three such Directors, the entire Board shall consider whether or not to accept the resignation.

A news release disclosing the Board’s determination shall be issued within 90 days following the date of the shareholders’ meeting. If the resignation is rejected by the Board, the news

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release shall include the reasons for rejecting the resignation.

3.	Position Descriptions

Chair of the Board

The Chair of the Board has a Mandate that is reviewed by the Nominating and Corporate Governance Committee on an annual basis (see Appendix B to this Circular). The most recent revisions to this Mandate were approved in February, 2011.

Committee Chairs

All of the Committees have Charters which set out duties and responsibilities. It is the responsibility of each Committee Chair to ensure that the Committee carries out its duties and responsibilities. The various Committees review their Charters on an annual basis.

Position Description for CEO

The roles and responsibilities of the President and Chief Executive Officer are contained in his employment contract and in the Articles of Association which provide that he is chief executive for the Company. The President and Chief Executive Officer’s employment contract is negotiated by the Management Resources and Compensation Committee and is approved by the Board of Directors.

4.	Orientation of Directors and Continuing Education

The Board and management believe that for new Directors to be effective in their roles they must be knowledgeable about the Company, its strategy, strengths and challenges. As well, effectiveness is enhanced as the new Directors form a collegial working relationship with other members of the Board in order to best bring their skills and knowledge to the operation of the Board.

New Directors to the Emera Board of Directors receive an orientation to the Company that familiarizes them with the businesses, investments and key personnel of the Company and allows them to effectively integrate with other Board members.

Orientation Process

The following are the elements of the orientation process.

Key documents of the business are provided. These include the following:

(a)	the most recent annual and interim management’s discussion & analysis and financial statements; most recent management information circular and annual information form:

(b)	the Board and Committee Charters;

(c)	the most recent strategic plan and business plan;

(d)	a guide to the Company’s management structure;

(e)	insider trading guidelines;

(f)	the Emera Group of Companies Standards for Business Conduct;

(g)	recent minutes of the meetings of the Board and Committees.

An orientation session is attended by the President and Chief Executive Officer, the Chief Financial Officer and such other Executive Officers or leaders of key subsidiaries as the President deems appropriate. The Chair also attends the orientation meetings with the new Directors. Existing Directors are encouraged to attend.

The orientation session is designed to provide a forum for new Directors to meet senior management and become familiar with their areas of responsibility. It also covers such topics as: the Company’s structure, operations and assets; its strategy; the human resources of the Company; and the operation of the Board and related governance processes at the Company. It also includes a tour of certain sites and facilities of the Company’s business.

The most recent orientation session conducted was in the summer of 2010 in preparation for Ms. Chrominska and Mr. Sergel joining the Board of Directors in September 2010.

Continuing Education for Directors

The oversight function of Directors is enhanced when they are well informed about the Company’s businesses and its industry. Management continually seeks opportunities to update, educate and inform the Directors in areas they request or that management determines are relevant to issues facing the Company.

Management Reports

The Board and Committees receive briefing reports and material from management in advance of all meetings. Regular communications are provided to the Directors between meetings to

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provide updates on developments that might affect Emera’s business and that of its subsidiaries.

The Board is also provided with opportunities to make site visits to operational facilities to assist Directors to more fully understand the business.

Directors Updates and Briefings

Communications between the Board and management occur apart from regularly scheduled

Board and Committee meetings in the form of oral and written briefings or specially-called meetings which update Directors on business, operational or technical matters relevant to the Emera group of companies.

From time to time the Board receives specialized presentations from external parties and management on various matters of significance to the Company.

Directors participated in education sessions and received education materials about specific topics in 2010 as follows:

Continuing Education for Directors

Education Presentations	Date	Participants

Presentation by external advisor to the Management Resources and Compensation Committee about the Company’s executive compensation program in relation to the Canadian Coalition for Good Governance 2009 Pay for Performance Principles.

	February 2010	Management Resources and Compensation Committee (MRCC)

Presentation on new accounting standards related to financial instrument disclosures and related items.	February 2010	Audit Committee

Annual Presentation on Environmental Oversight for Directors, including a review of the Company’s Environmental Governance Structure and review of the 2009 Annual Environmental Report	May 2010	Board

Presentation on the Fuel Adjustment Mechanism of the Company’s subsidiary, Nova Scotia Power Inc.	May 2010	Audit Committee

Presentation on market research on utilities, power and pipelines by external expert and energy industry update at Board Strategy meeting.	June 2010	Board

Enterprise risk presentation, including a review of the strategic risks facing the Company, mitigation strategies, management responsibility, and oversight responsibility of the Board and Board Committees, and the report of an external consultant on the results of a risk assessment survey.

	September 2010	Board

Executive Compensation presentation including the purpose and design of the Company’s executive compensation program, the role of the MRCC in relation to the executive compensation program, the role of the MRCC’s independent advisor and the role of advisors engaged by the Company.

	September 2010	Board

Presentation by external advisor to the MRCC on Say on Pay and other Shareholder Initiatives.	September 2010	MRCC

Directors’ Education Session on United States Generally Accepted Accounting Principles (US GAAP) and the Company’s transition to US GAAP, including registration with the U.S. Securities and Exchange Commission.

	October 2010 (with an additional session held in November 2010)	Board

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Guideline for Directors’ Attendance at Education Sessions

The Board of Directors adopted a guideline in 2008 for Directors’ attendance at education sessions conducted by external organizations. The purpose of the guideline is to encourage Directors to participate in education sessions from time to time that are directly related to the business of the Company and the performance of their duties as a Director of the Company. The guideline provides that Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending an education session, including conference registration fees, and to compensation for attendance at approved education sessions at the rate per day equivalent to the current compensation for Directors’ attendance at a Board or Committee meeting. Independent Directors who wish to attend an education session are required to request the approval of the Chair of the Board of Directors to attend a particular education session and receive compensation in accordance with the guideline.

Board Dinners with High Potential Employees

The Board of Directors holds an annual dinner to which are invited members of the Company’s senior management that have been identified as having a high potential to be promoted to senior executive positions. The annual dinner with high potential employees supports and promotes the Company’s executive succession planning and is a valuable part of the Board’s continuing education about those succession plans. Directors provide feedback to management about the high potential employees they meet at such dinners which is incorporated into the ongoing succession planning.

5.	Ethical Business Conduct

The Board recognizes the importance of establishing and promoting integrity and ethical business practices throughout the Company. The Board encourages and promotes a culture of ethical business conduct.

Corporate Disclosure Policy

The Board has approved a formal Corporate Disclosure Policy. The purpose of the Disclosure Policy is to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts, and the media.

Standards for Business Conduct

The Board has adopted a written code entitled The Emera Group of Companies Standards for Business Conduct (Standards for Business Conduct) for all Directors, Officers, and employees. Directors, Officers and employees are required to annually sign an acknowledgement that they have reviewed and understand the Standards of Business Conduct. The document is available on Emera’s website at www.emera.com or a copy may be obtained by contacting the Executive Vice-President Human Resources, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Company has also adopted a protocol entitled Procedures for the Reporting of Irregularities and Dishonesty (otherwise commonly referred to as a whistleblower’s policy). Reports under the Standards for Business Conduct and Procedures for the Reporting of Irregularities and Dishonesty are addressed by the Company, and on a quarterly basis the Internal Audit department informs the Audit Committee of all reports and their status. The Company has established a confidential business conduct helpline hosted by an external service provider called “The Ethics Hotline”, which is available to employees to report allegations of conduct not in compliance with the Standards for Business Conduct.

No Material Change Report

There has been no material change report filed that pertains to any conduct of a Director or Executive Officer that constitutes a departure from the Standards of Business Conduct.

Conflicts of Interest

Under the Company’s Articles of Association, Directors are required to declare any interest which they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Articles from voting in respect of the matter in which the Director is interested.

The Directors have also instituted a policy which requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then reviewed by the Board to determine if the circumstances warrant acceptance of the resignation. This practice ensures that the change of principal occupation does not result in a conflict-of-interest situation for the Director and ensuring that the Director is able to continue to make their

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contributions to the Board or maintain the skills which resulted in that person initially becoming a member of the Board.

6.	Nomination of Directors

Under Emera’s Articles of Association, the Nominating and Corporate Governance Committee is responsible for providing the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each annual meeting of shareholders of the Company. Pursuant to the Articles, the Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience, and qualifications of current Directors. The Committee also assesses the Company’s ongoing needs and circumstances, geographical representation and the overall experience of the Board. The Committee considers the background, skills and experience desired for Directors in view of the Company’s strategy and activities, and provides a plan for the recruitment of nominees who can provide those characteristics. Director nominees must, in the opinion of the Committee, be able to contribute to the broad range of issues with which the Directors must deal and who are able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed.

The Committee uses the services of a search consulting firm in order to assist it in identifying suitable Director candidates. Potential Director candidates are interviewed by the Chair of the Board, the Committee Chair, and the President and Chief Executive Officer, and in most cases by additional Directors. Reference checks and background checks may also be carried out on potential Director candidates.

Under the Company’s Articles, the list of Director nominees must include the President and Chief Executive Officer. It may include one other senior executive of the Company, as determined by the Committee, but the President and Chief Executive Officer is the only Executive of the Company nominated for election at the annual shareholders meeting on May 4, 2011.

Director nominees must not have reached 70 years of age, except in certain exceptional circumstances. The Committee may determine and recommend that an individual be permitted to serve as a Director beyond age 70 because of the individual’s contribution and skills. Such determination will be made annually. One of the Directors nominated for election (Dr. Cook-

Bennett) will be age 70 at the time of the shareholders’ meeting on May 4, 2011, and the Committee has determined and recommended to the Board of Directors that because of her unique and valuable contribution, she should continue to serve as a Director.

In 2010, the Nominating and Corporate Governance Committee anticipated the expected turnover of Directors in advance of their retirement from the Board and implemented an effective succession plan that included creating overlap between new Directors and retiring ones.

Under a Corporate Governance Practice adopted in 1994, the Committee must also provide that no fewer than 25 percent of the members of the Board of Directors are female. The list of Director nominees for the annual shareholders’ meeting on May 4, 2011 includes 4 females out of 12 Director nominees, or 33  1/3 percent.

7.	Compensation

Executive Compensation

The Board of Directors determines the compensation for the Company’s senior executives, including the Officers of the Company, on the recommendation of the Management Resources and Compensation Committee. See the section of this Circular entitled “Compensation Discussion & Analysis” above with respect to compensation of the Company’s Named Executive Officers.

Director Compensation

The Company is committed to attracting highly skilled and experienced Directors to serve on its Board and, therefore, strives to maintain appropriate and competitive compensation for Directors.

The Board of Directors determines the compensation for the Company’s Directors on the recommendation of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee annually reviews the compensation of the Directors to ensure the form of compensation is appropriate. In doing so, the Committee carries out a review of the compensation practices of Canadian publicly-traded companies similar to Emera’s operations and size and ensures the Directors are appropriately compensated for the responsibilities and risks involved in being a Director. The review is based upon publicly

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available information concerning Director’s compensation, public surveys and comparison of compensation of Directors of publicly-traded companies in Canada.

Director Share Ownership Guidelines

The share ownership guidelines for Directors of the Company effective January 1, 2010 make it mandatory that all Directors must each own three times the total cash and equity-based annual Board retainer for Directors, equal to $180,000. Under these guidelines, each Director must own Emera shares or DSUs, or a combination of the two, worth $180,000 by the earlier of either September 2013 (in accordance with the September 2008 amendment of the guidelines) or within five years of the appointment date of a new Director.

Details of each Director’s share and DSU ownership, and status under the share ownership guidelines, is shown in each nominee Director’s biography earlier in this Circular.

Directors Are Increasing Their Share/DSU Ownership Over Time

The Directors increase their share based ownership by at least $25,000 per annum. The Board of Directors believes that the share ownership guidelines for Directors and the payment of a mandatory $25,000 portion of Director compensation in DSUs only contributes to the alignment of the interests of Directors with those of shareholders. DSUs are only payable on retirement from the Board.

8.	Committees of the Board of Directors

The Board is committed to effective and efficient operation in carrying out its oversight responsibilities. As such, it strongly supports the work of its three standing Committees to which certain functions are delegated as set forth in written charters. They are:

•	the Audit Committee;

•	the Management Resources and Compensation Committee; and

•	the Nominating and Corporate Governance Committee.

In September 2010, the Board established the Technology and Development Committee as an ad hoc Committee of the Board, Chaired by the Company’s President and Chief Executive Officer. Its primary purpose is to assist the Board in evaluating opportunities for the Company in the area of strategic development, particularly related to identification and evaluation of new lines of business and new technologies, and making recommendations to the Board as appropriate.

In consultation with the Chair of the Board, the Board and its Committees may retain outside advisors at the Company’s expense as they deem necessary.

Audit Committee

The Audit Committee of the Board of Directors assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements.

The Committee is comprised of independent Directors only, who are financially literate, none of whom may be employees of Emera, or employees of any affiliate of Emera. The Committee shall be responsible for reviewing and recommending to the Board for approval the annual and interim financial statements and all related management’s discussion and analysis.

The Committee evaluates and recommends to the Board the external auditor and the compensation of such external auditor. Once appointed, the external auditor shall report directly to the Committee, and the Committee oversees the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for Emera. The Committee reviews management controls and processes concerning the administration of investment activities, financial reporting, and funding of the pension plans.

The Company’s internal auditor also reports directly to the Audit Committee, and the Committee oversees the appointment, replacement, or termination of the internal auditor.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board with a variety of matters relating to corporate governance. These include the responsibility for providing the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each annual meeting of shareholders of the Company (for more information about the nomination of

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Directors see section 6 of this Statement, above, entitled Nomination of Directors). The Committee consists of independent Directors only, selected by the Board. The Articles of Association of the Company provide that the Chair of the Board may not be a member of the Committee.

The Committee is responsible for assessing on an annual basis the effectiveness of the Board, individual Directors, and its various committees. The assessment of the Chair of the Board is conducted by the Committee.

The Nominating and Corporate Governance Committee is responsible for developing and communicating the Company’s approach to corporate governance issues, and reviews and approves Emera’s disclosure of corporate governance practices. The Committee keeps abreast of best governance practices in the industry and continually evaluates the governance practices of Emera. It reviews any disclosure of the Company’s corporate governance practices in accordance with applicable rules and regulations.

The Nominating and Corporate Governance Committee oversees the orientation of new Directors. This list of orientation activities is reviewed each time that a new Director joins the Board, and updated as required.

Other duties and responsibilities of the Committee include: (a) assisting the Board and its Committees in determining Committee composition, as well as reviewing the mandate of each Committee for submission to the Board; (b) making recommendations to the Board on all components of non-employee Director compensation including the Board Chair and Committee Chairs; (c) ensuring procedures are in place to assist the Board in obtaining information necessary to carry out its duties and ensuring the Board has access to executive management; and (d) reviewing the Company’s Standards for Business Conduct.

Management Resources and Compensation Committee

The Management Resources and Compensation Committee is comprised of independent Directors only. The Company’s Articles of Association require that the Chair of the Board not be a member of the Committee. The Committee reviews overall compensation, including salary and benefit policies and recommends such policies to the Board of Directors.

It reviews corporate goals and objectives relevant to the corporate strategy and recommends such goals and objectives to the Board of Directors. The Committee ensures that an assessment of the President’s performance in relation to these goals and objectives, is completed. It makes recommendations to the Board of Directors relating to the President’s compensation level, participation in incentive-compensation plans, and equity-based plans based on the Committee’s evaluation. It makes recommendations about senior management compensation, incentive-compensation plans, and equity-based plans. It approves grants of stock options, performance share units (PSUs) (previously referred to as restricted share units or RSUs) and deferred share units (DSUs) in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

It recommends executive officer appointments to the Board of Directors for approval. It ensures there is an adequate succession planning process for senior management and other potential senior management candidates of the Company and its affiliates and actively participates in that process with a review conducted on an annual basis. It reviews share ownership guidelines for Executive Officers. It ensures there are appropriate labour relation strategies in place and regularly reviews management’s direction and decisions made in support of effectual labour and employee relations.

9.	Board and Director Performance Assessments

The Board recognizes the value of regularly assessing its effectiveness in order to find ways to improve its performance and the performance of the Chair, individual Directors, and the Board Committees. In February 2009, the Board of Directors adopted a guideline for the performance of assessments of the effectiveness of the Board of Directors, its Committees, and assessment of the Chair of the Board.

Assessment Process

Under the guideline, each year the Nominating and Corporate Governance Committee determines the process by which Director performance assessments will be conducted. The process may include the use of questionnaires, one-on-one interviews with Directors by the Board Chair or such other process as the Committee determines appropriate. A report on the assessment is provided to the Board of Directors. Issues arising from the assessment are identified, an action plan

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developed and progress monitored by the Nominating and Corporate Governance Committee.

2010 Board/Director Performance Assessment

In December 2010, the Chair of the Board interviewed each external Emera Director as part of the 2010 Board and Director Performance Assessment. A series of questions was sent to each Director in advance for their consideration on a number of themes, including:

Assessment of the Board: the Directors were asked to assess the effectiveness of the operation of the Board of Directors and suggest improvements.

Assessment of the Board Committees: the Directors were asked to assess the effectiveness of the operation of the Committees.

Self-Assessment and Peer Assessment: the Directors were asked to assess their own performance as Directors, including what might make them more effective as Directors, and comment on the performance of their peer Directors on the Board.

The assessment of the Chair of the Board was conducted in a meeting of all Directors that was led by the Chair of the Nominating and Corporate Governance which excluded the Board Chair.

The Nominating and Corporate Governance Committee received the findings and the results of the 2010 Board and Director Performance Assessment. The Chair worked to develop an action plan based on those findings where necessary. That action plan was shared with the Board, and progress on the action plan will be reported to the Committee and the Board from time to time.

Communications with Directors

Shareholders may communicate with the Chair of the Board or other independent Directors as a group by mailing (by regular mail or other means of delivery) to the corporate head office at 18th Floor, 1894 Barrington Street, Barrington Tower, Halifax, N.S., B3J 2A8, in a sealed envelope marked “Private and Confidential – Attention Chair of the Board of Directors of Emera Incorporated”.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2010.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at 1894 Barrington Street, Suite 1800, Barrington Tower, P.O. Box 910, Halifax, Nova Scotia, B3J 2W5. Telephone: (902) 428-6096; Facsimile: (902) 428-6171.

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Appendix A

EMERA INCORPORATED

BOARD OF DIRECTORS CHARTER

The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) to ensure the viability of the Company by overseeing management of the business.

In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities.

Independence and Integrity

The Board shall be comprised of a majority of “independent directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading.

The Chair shall be an “independent director” as defined above.

The Board shall review and approve standards for ethical business conduct for employees, officer and directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company.

The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and the creation of an integrity-based culture throughout the Company.

The Board shall, through its oversight of management, continue to foster an organization which operates in an environmentally responsible manner.

Strategic Planning

The Board shall provide oversight and guidance on the strategic issues facing Emera.

The Board shall oversee a strategic planning process resulting in a strategic plan which shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business.

The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy, and consider any adjustments to the strategy that may be required from time to time.

The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

The Board shall review and approve all material acquisitions, dispositions, projects, business plans, and budgets.

Risk Responsibility

The Board shall oversee the implementation by management of appropriate systems to identify, report, and manage the principal risks of Emera’s business. The Board will consider Emera’s risk tolerance. The Board will also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans.

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The Board shall receive regular updates on the status of risk management activities and initiatives.

The Board shall approve and monitor processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

Leadership and Succession

The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives.

The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business.

The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations.

The Board shall evaluate the performance, and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers.

The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time.

Financial

The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements.

The Board will review the financial performance of the Company and declare dividends as appropriate.

The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (MD&A) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

The Board shall review the quality and integrity of Emera’s internal controls and management information systems.

Corporate Communications and Public Disclosure

The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure.

The Board shall oversee systems for receiving feedback from stakeholders and monitor such feedback received by the Company.

Governance Responsibility

The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company.

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Pursuant to the Articles, the directors shall appoint one of the directors as Chair of the Board and such director shall not be an employee of Emera or any of its affiliates or subsidiaries.

The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its shareholders.

The Board, in carrying out its mandate, shall appoint committees of the Board and delegate certain functions to those committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

The Board shall oversee a process for the selection of qualified individuals for board nomination, and shall approve selection criteria for identifying director candidates taking into account the competencies and skills the Board as a whole should possess.

The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board committees and individual Directors.

The Board shall undertake regular evaluation of Directors’ compensation.

The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities.

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Appendix B

EMERA INCORPORATED

CHAIR OF THE BOARD OF DIRECTORS

MANDATE

Responsibility

The fundamental responsibility of the Chair of the Board of Directors (the “Chair”) of the Company is to lead the Board to fulfil its duties effectively, efficiently and independent of Management. The Chair provides leadership to the Board in reviewing and deciding upon matters which exert major influence on the manner in which the Company’s business is conducted and ensure effective operation of the Board. The Chair acts in a general advisory capacity to the President and Chief Executive Officer and other officers in all matters concerning the interests and management of the Company.

Independence

The Chair shall be an independent Director in accordance with the Company’s Articles of Association and applicable legislation.

Specifically, the Chair shall perform the duties as required in the Company’s Articles of Association and shall:

Meetings

1.	Oversee the discharge by the Board in an efficient and effective manner the Board’s obligations and responsibilities including those relating to corporate governance matters.

2.	Preside at, determine that a quorum is present to conduct business, and manage Board meetings and shareholder meetings.

3.	Plan and organize the activities of the Board in consultation with the Chief Executive Officer and Corporate Secretary and with Committee Chairs and individual directors as necessary.

4.

Oversee the distribution of information to the Board to support decision making in manageable form and sufficiently in advance of the meeting to allow adequate lead time for effective study and discussion of business under consideration.

5.	Review and provide input to meeting agendas and ensure sufficient time during Board meetings to fully discuss agenda items.

Leadership

6.	Counsel collectively and individually with members of the Board, utilizing their capacities to the fullest extent necessary to optimize the effectiveness of the Board and its Committees.

7.	Oversee and monitor Committees’ work to see that delegated Committee functions are carried out and reported to the Board.

8.

Provide the Board, Committees and individual Directors with leadership to assist them in their duties and responsibilities, and actively participate in the selection of Committee members and Committee Chairs. The Chair shall actively oversee the succession planning for Committee Chairs.

9.	Provide advice, counsel and mentorship to individual Directors, to assist them to improve performance or, when appropriate, to transition them from the Board.

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Board Management Relationship

10.	Manage and clarify the boundaries between Board and Management responsibilities while fostering a constructive and professional working relationship.

11.	Facilitate effective communication between Directors and Management, both inside and outside of Board meetings.

12.	Oversee the Board’s independence from Management and ensure that the independent Directors have adequate and regularly scheduled opportunities to meet to discuss issues without Management present.

13.

Act as the principal liaison between the Board and management working closely with the Chief Executive Officer with a view to ensuring that management strategies, plans and performance are clearly represented to the Board.

Director Recruitment, Retention, Education

14.

With the Nominating and Corporate Governance Committee, actively participate in the recruitment and retention of Directors, and oversee appropriate processes to determine that the Board of Directors has the requisite skill sets needed by the Company.

15.	Support the orientation of new Directors and the continuing education of existing Directors.

Assessment/Evaluation

16.	In conjunction with the Board’s Nominating and Corporate Governance Committee, support and assist in the conduct of an annual assessment of the effectiveness of the overall Board and its members.

17.	Assess, in conjunction with the Management Resources and Compensation Committee, the performance of the Chief Executive Officer and provide input with respect to compensation and succession.

Other

18.	At the request of the Chief Executive Officer, or where appropriate, represent the Board at official functions and meetings with major shareholder groups and other stakeholder groups.

19.	Carry out any other appropriate duties and responsibilities assigned by the Board.

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